Exhibit 99.41

ASSET PURCHASE AGREEMENT

by and among

TOCQUEVILLE ASSET MANAGEMENT LP,

SPROTT ASSET MANAGEMENT LP

and

SPROTT INC.

dated as of August 6, 2019

TABLE OF CONTENTS

-i-

-ii-

-iii-

Annexes

Annex A	Definitions

Exhibits

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B-1	Purchased Assets
Exhibit B-2	Excluded Assets
Exhibit B-3	Assumed Liabilities
Exhibit B-4	Retained Liabilities
Exhibit C	Consents and Approvals
Exhibit D	Transfer Restrictions
Exhibit E	Assumed Contracts
Exhibit F	Seller Knowledge Persons
Exhibit G	Buyer Knowledge Persons
Exhibit H	Sample “Net Fee Revenue” Calculation

-iv-

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of August 6, 2019 (this “Agreement”), is by and among Tocqueville Asset Management LP, a limited partnership formed under the laws of the State of Delaware (“Seller”), Sprott Asset Management LP, a limited partnership formed under the laws of the Province of Ontario (“Buyer”) and Sprott Inc., a corporation existing under the laws of the Province of Ontario (“Buyer Parent”). For all purposes of this Agreement, capitalized terms shall have the meanings set forth in Annex A.

W I T N E S S E T H:

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Purchased Assets (as defined herein) upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to the willingness of Buyer and Buyer Parent to enter into this Agreement, each of the Key Employees has executed and delivered an employment agreement (each, an “Employment Agreement” and, collectively, the “Employment Agreements”) with the Employer, each of which will become effective by its terms upon the Closing;

WHEREAS, Seller desires to transfer to John Hathaway all or a portion of the Closing Share Consideration and the Final Year 1 Share Portion (any such transfer, a “Key Employee Transfer”); and

WHEREAS, the parties contemplate that, upon the terms and subject to the conditions set forth herein, at the Closing, the parties and/or certain Affiliates thereof shall enter into a bill of sale and assignment and assumption agreement, substantially in the form attached hereto as Exhibit A (the “Assignment and Assumption Agreement”);

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and other agreements herein set forth, intending to be legally bound, the parties hereto agree as follows:

Article I

PURCHASE AND SALE

Section 1.1           Purchase and Sale of the Purchased Assets.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer will purchase from Seller, and Seller shall sell, assign, transfer, convey and deliver to Buyer, free and clear of all Encumbrances (other than Permitted Encumbrances), all of its rights, title and interest in the assets set forth on Exhibit B-1 (the “Purchased Assets”) in consideration for payment by Buyer of an aggregate amount equal to the Sale Consideration and the assumption by Buyer of the Assumed Liabilities.

(b)           Subject to Section 5.7, to the extent that Seller’s rights under any Purchased Asset (including any Assumed Contract but excluding the Advisory Contract with the Gold Fund) may not be assigned to Buyer without the consent of another Person (whether because such an unconsented assignment would (i) constitute a breach or contravention of such Person’s rights or (ii) be deemed ineffective) and such consent has not been obtained as of the Closing, then this Agreement shall not constitute an agreement to assign the same until such consent is obtained.

Section 1.2           Excluded Assets. Notwithstanding anything contained in this Agreement (including Section 1.1) to the contrary, Seller is not selling, transferring, conveying or delivering (or causing to be sold, transferred, conveyed or delivered), and Buyer is not purchasing, any assets or properties of Seller or any of its Affiliates or any other Person, in each case other than the Purchased Assets (all such assets and properties other than the Purchased Assets being referred to herein as the “Excluded Assets”). Without limiting the generality of the foregoing, the Excluded Assets include the assets and properties set forth on Exhibit B-2.

Section 1.3           Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, Buyer shall assume and shall agree to pay, perform and discharge, effective as of the Closing, and from and after the Closing, Buyer shall pay, perform and discharge when due, only those Liabilities specifically set forth on Exhibit B-3 (the “Assumed Liabilities”).

Section 1.4           Retained Liabilities. Notwithstanding anything contained in this Agreement to the contrary, Seller shall retain and be solely liable for, and Buyer shall not assume or become responsible for, any Liabilities of Seller or any of its Affiliates other than the Assumed Liabilities (all such Liabilities other than the Assumed Liabilities, the “Retained Liabilities”). Without limiting the generality of the foregoing, the Retained Liabilities include the Liabilities set forth on Exhibit B-4.

Section 1.5           Closing. The consummation of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, at 10:00 a.m., New York City time, on the latest to occur of (a) January 3, 2020, (b) the fifth Business Day following the date on which all of the conditions set forth in Article VI (other than conditions that relate to actions to be taken at the Closing, but subject to the satisfaction or waiver thereof at the Closing) have been satisfied or waived by the parties entitled to the benefits thereto, and (c) the date of the closing of the Gold Fund Reorganization or the Business Day immediately prior to such date of the closing of the Gold Fund Reorganization, or such other date, time and place as Buyer and Seller shall mutually agree in writing (the date on which the Closing takes place being referred to herein as the “Closing Date”).

Section 1.6           Closing Deliverables. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)           Buyer and Buyer Parent shall deliver (or cause to be delivered):

(i)           to Seller, by Wire Transfer, an amount equal to the Closing Cash Consideration;

(ii)          to Seller, evidence of the issuance by Buyer Parent of the Closing Share Consideration to Seller as the beneficial holder;

(iii)         to Seller, the certificate required to be provided by Buyer pursuant to Section 6.3(c); and

(iv)         to the applicable counterparties thereto, each Ancillary Agreement (other than the Employment Agreements) to which Buyer or any of its Affiliates is a party, duly executed by Buyer or such Affiliate (as applicable); provided that this Section 1.6(a)(iv) shall not obligate Buyer to deliver (or cause to be delivered) at the Closing any Ancillary Agreement that it or any of its Affiliates executes and delivers simultaneously with the execution and delivery of this Agreement.

(b)           Seller shall deliver (or cause to be delivered):

(i)           to Buyer, the certificate required to be provided by Seller pursuant to Section 6.2(c); and

(ii)          to the applicable counterparties thereto, each Ancillary Agreement (other than the Employment Agreements) to which it or any other Seller Party is a party, duly executed by such Seller Party; provided that this Section 1.6(b)(ii) shall not obligate Seller to deliver (or cause to be delivered) at the Closing any Ancillary Agreement that it or any of its Affiliates executes and delivers simultaneously with the execution and delivery of this Agreement; and

(iii)         to Buyer, a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in the form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code, stating that Seller is not a “foreign person” as defined in Section 1445 of the Code.

Section 1.7           Sale Consideration. The aggregate consideration to be paid by Buyer to Seller in respect of the purchase and sale of the Purchased Assets (the “Sale Consideration”) shall consist of:

(a)           an amount in cash equal to $10,000,000 (the “Closing Cash Consideration”) by Wire Transfer; plus

(b)           the Closing Share Consideration; plus

(c)           any cash and Sprott Shares paid or delivered by Buyer and/or Buyer Parent to Seller pursuant to Section 1.8 (if applicable).

Section 1.8           Contingent Payments.

(a)           Contingent Payments. As further consideration for the purchase and sale of the Purchased Assets by Buyer, if applicable, Buyer and Buyer Parent shall make the following additional payments in the form of cash and Sprott Shares (as applicable), in each case subject to the terms and conditions of this Section 1.8:

(i)           following the Year 1 Calculation Date, the Year 1 Cash Portion and the Year 1 Share Portion; and

(ii)          following the Year 2 Calculation Date, the Year 2 Contingent Payment Amount.

(b)           Contingent Payment Statements; Payment of Estimated Contingent Payment Amounts. As soon as reasonably practicable following each Contingent Payment Calculation Date, and in no event later than 60 days thereafter, Buyer shall prepare and deliver to Seller a schedule (each such schedule, a “Contingent Payment Statement”) setting forth in reasonable detail (i) the calculation of Net Fee Revenues as of the applicable Contingent Payment Calculation Date, (ii) the calculation of the applicable Contingent Payment Amount based on the foregoing (each such calculation, an “Estimated Contingent Payment Amount”) and (iii) in the case of the Contingent Payment Statement for the Year 1 Calculation Date, the calculation of the Year 1 Cash Portion (the “Estimated Year 1 Cash Portion”) and the calculation of the Year 1 Share Portion (the “Estimated Year 1 Share Portion”), if any. On the same date on which any Contingent Payment Statement is delivered to Seller, if applicable, Buyer shall (A) in the case of the Contingent Payment Statement for the Year 1 Calculation Date, pay (or cause to be paid) to Seller by Wire Transfer an amount equal to the Estimated Year 1 Cash Portion and (B) in the case of the Contingent Payment Statement for the Year 2 Calculation Date, pay (or cause to be paid) to Buyer by Wire Transfer an amount equal to the Estimated Contingent Payment Amount as set forth in such Contingent Payment Statement.

(c)           Disagreement; Payment of Final Contingent Payment Amounts.

(i)           Following the delivery of each Contingent Payment Statement, Buyer shall provide Seller with (or shall cause Seller to be provided with) such access to the books and records, working papers and personnel of Buyer and its accountants relating to the preparation of such Contingent Payment Statement as may be reasonably requested by Seller.

(ii)          If Seller disagrees with any aspect of any Contingent Payment Statement, Seller may give written notice of such disagreement (a “Notice of Disagreement”) to Buyer no later than 45 days following receipt by Seller of the applicable Contingent Payment Statement. The Notice of Disagreement shall specify, in reasonable detail, the amount of the proposed adjustment for each item or amount in dispute (each, a “Disputed Item”) and the basis of Seller’s disagreement therewith, together with supporting calculations and a calculation of the resulting Contingent Payment Amount and, if applicable, the Year 1 Cash Portion and Year 1 Share Portion, if any. The failure by Seller to deliver a Notice of Disagreement within such 45-day period shall constitute Seller’s acceptance of the applicable Contingent Payment Statement, and the applicable Contingent Payment Statement and the calculations therein shall be deemed final and binding on the parties hereto. If Buyer and Seller agree upon any Contingent Payment Statement (where applicable, as revised pursuant to Section 1.8(c)(iii)), they shall signify such agreement in a writing signed by both parties.

(iii)         If the Notice of Disagreement is timely delivered by Seller as provided herein, Buyer, on the one hand, and Seller, on the other hand, shall, during the 15-day period following receipt by Buyer of the Notice of Disagreement, attempt in good faith to reach agreement on any Disputed Items set forth in the Notice of Disagreement. If Seller and Buyer reach a written agreement with respect to all of the Disputed Items, Seller and Buyer shall mutually revise the applicable Contingent Payment Statement to give effect to such agreement, and the applicable Contingent Payment Statement as so revised shall be final and binding upon the parties hereto. All negotiations pursuant to this Section 1.8(c)(iii) shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence, and shall not be used for any purpose other than to compromise and settle the Disputed Items.

(iv)         If Buyer and Seller fail to reach agreement on one or more of the Disputed Items within 15 days after receipt by Buyer of such Notice of Disagreement, either Buyer or Seller may promptly refer the remaining Disputed Item(s) for determination and resolution to a nationally recognized accounting firm to be mutually agreed by Buyer and Seller; provided that, if Buyer and Seller do not mutually agree upon such Person within five Business Days of the end of such 15-day period, Buyer or Seller may request the American Arbitration Association (or successor thereof) to select a qualified, nationally recognized accounting firm having no material business relationship with any party hereto (or any of its respective Affiliates) that would reasonably be expected to result in a conflict of interest under applicable professional responsibility rules (such accounting firm so agreed or selected, the “Independent Accountant”). Each of Seller and Buyer agree to enter into a customary engagement letter with the Independent Accountant. The Independent Accountant shall act as an expert (and not as an arbitrator) to determine only those unresolved Disputed Items specifically set forth and objected to in the Notice of Disagreement, as submitted to it by Buyer or Seller, and shall be instructed that its determination on such unresolved Disputed Items must be made in accordance with the terms and definitions of this Agreement.

(v)          At the time of submission of the Disputed Items to the Independent Accountant, Buyer and Seller shall each submit a written statement setting forth in such detail as they deem appropriate their respective positions with respect to only the Disputed Items. Buyer and Seller shall also have the opportunity to submit a written response to the other party’s written statement, no later than 10 days following the date of receipt of the other party’s initial written statement. The failure of a party to timely deliver its initial written statement or response to the other party’s initial written statement shall constitute a waiver of such party’s right to submit the same, unless the Independent Accountant determines otherwise. There shall be no ex parte communications between Buyer or Seller (or any of their respective agents or representatives) and the Independent Accountant with respect to the Disputed Items. All written communications to or from the Independent Accountant, on the one hand, and Buyer or Seller (or any of their respective agents or representatives), on the other hand, shall be delivered simultaneously to the other party. Neither Buyer nor Seller may disclose to the Independent Accountant, and the Independent Accountant may not consider for any purpose, any settlement discussions or settlement offer(s) made by or on behalf of either Buyer or Seller unless otherwise agreed by Buyer and Seller. The Independent Accountant shall make its determination of the Disputed Items submitted to it based solely on the submissions of Buyer or Seller to the Independent Accountant in accordance with this Agreement, and not on the basis of independent review. The Independent Accountant shall not conduct any independent review of any matters. The determination of the Independent Accountant with respect to each Disputed Item shall be within the range represented by Buyer’s and Seller’s respective positions, as set forth in the applicable Contingent Payment Statement or the applicable Notice of Disagreement, respectively. Each of Buyer and Seller shall use its commercially reasonable efforts to cause the Independent Accountant to deliver to Buyer and Seller, as promptly as practicable, and in any event no later than 45 days after referral of the Disputed Items to the Independent Accountant, a written decision setting forth its determination with respect to each of the Disputed Items; provided that the failure of the Independent Accountant to deliver its written decision within such time period shall not constitute a defense or objection to the finality or enforcement of such determination. The determination of the Independent Accountant shall be final, conclusive and binding upon the parties hereto and shall not be subject to appeal, such determination may be enforced and judgment thereupon entered in any court of competent jurisdiction, and the items and amounts so determined shall be used to complete the applicable Contingent Payment Statement. The fees and expenses of the Independent Accountant shall be borne by Buyer, on the one hand, and Seller, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Accountant, which allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accountant at the time the Independent Accountant renders its determination on the merits of the matters submitted to it.

(vi)         The Year 1 Contingent Payment Amount, the Year 1 Cash Portion and Year 1 Share Portion, if any, set forth in the Contingent Payment Statement for the Year 1 Calculation Date (A) as agreed upon between Buyer and Seller or otherwise accepted by Seller pursuant to Section 1.8(c)(ii) or Section 1.8(c)(iii) or (B) as finally determined by the Independent Accountant pursuant to Section 1.8(c)(v) (as applicable) shall be the “Final Year 1 Contingent Payment Amount”, the “Final Year 1 Cash Portion” and the “Final Year 1 Share Portion”, if any, respectively.

(vii)         The Year 2 Contingent Payment Amount set forth in the Contingent Payment Statement for the Year 2 Calculation Date (A) as agreed upon between Buyer and Seller or otherwise accepted by Seller pursuant to Section 1.8(c)(ii) or Section 1.8(c)(iii) or (B) as finally determined by the Independent Accountant pursuant to Section 1.8(c)(v) (as applicable) shall be the “Final Year 2 Contingent Payment Amount”.

(d)           Post-Closing Payments.

(i)           With respect to the Year 1 Calculation Date:

(A)           if the Final Year 1 Cash Portion is greater than the Estimated Year 1 Cash Portion, then Buyer shall promptly (and in any event no later than five Business Days) following the determination of the Final Year 1 Cash Portion pursuant to Section 1.8(c)(vi) pay (or cause to be paid) by Wire Transfer to Seller an amount in cash equal to the excess of the Final Year 1 Cash Portion over the Estimated Year 1 Cash Portion;

(B)           if the Final Year 1 Cash Portion is less than the Estimated Year 1 Cash Portion, then Seller shall promptly (and in any event no later than five Business Days) following the determination of the Final Year 1 Cash Portion pursuant to Section 1.8(c)(vi) pay (or cause to be paid) by Wire Transfer to Buyer an amount in cash equal to the excess of the Estimated Year 1 Cash Portion over the Final Year 1 Cash Portion; and

(C)           Buyer Parent shall promptly (and in any event no later than five Business Days) following the determination of the Final Year 1 Share Portion pursuant to Section 1.8(c)(vi) deliver (or cause to be delivered) to Seller, evidence of the issuance of the Final Year 1 Share Portion by Buyer Parent to Seller as the beneficial holder.

(ii)          With respect to the Year 2 Calculation Date:

(A)           if the Final Year 2 Contingent Payment Amount is greater than the Estimated Contingent Payment Amount for the Year 2 Calculation Date (the “Estimated Year 2 Contingent Payment Amount”), then Buyer shall promptly (and in any event no later than five Business Days) following the determination of the Final Year 2 Contingent Payment Amount pursuant to Section 1.8(c)(vii) pay (or cause to be paid) by Wire Transfer to Seller an amount in cash equal to the excess of the Final Year 2 Contingent Payment Amount over the Estimated Year 2 Contingent Payment Amount; and

(B)           if the Final Year 2 Contingent Payment Amount is less than the Estimated Year 2 Contingent Payment Amount, then Seller shall promptly (and in any event no later than five Business Days) following the determination of the Final Year 2 Contingent Payment Amount pursuant to Section 1.8(c)(vii) pay (or cause to be paid) by Wire Transfer to Buyer an amount in cash equal to the excess of the Estimated Year 2 Contingent Payment Amount over the Final Year 2 Contingent Payment Amount.

(e)           Notwithstanding anything to the contrary contained herein, any payments under Section 1.8(d) shall be treated as adjustments to the Sale Consideration for any Tax purposes, except as otherwise required by Law.

Section 1.9           Withholding. Buyer shall be entitled to deduct and withhold from amounts payable to any Person pursuant to this Agreement or any Ancillary Agreement all amounts that the Buyer reasonably determines may be required to be deducted and withheld under any provision of applicable Tax Law. All such withheld amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made.

Article II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in a correspondingly labeled section of the written disclosure schedule delivered by Seller on or prior to the date of this Agreement (the “Seller Disclosure Schedule”) (it being agreed that any matter disclosed in any section or subsection of the Seller Disclosure Schedule shall be deemed disclosed in any other section or subsection of the Seller Disclosure Schedule to the extent that such information is reasonably apparent on its face to be applicable to such other section or subsection notwithstanding the omission of any cross-reference to such other section or subsection), Seller hereby represents and warrants to Buyer as follows:

Section 2.1           Organization and Formation. Seller (a) is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the requisite power and authority necessary to carry on the Business as it is now being conducted and to own, lease and operate all of its material properties and assets used in connection with the Business, and (c) is duly licensed or qualified to do business and, with respect to jurisdictions that recognize the concept of “good standing,” in good standing in each jurisdiction in which the nature of the Business as conducted by it or the character or location of the properties and assets owned, leased or operated by it in connection with the Business makes such qualification or licensing necessary under Law, except, in the case of clause (c) above, where the failure to be so licensed, qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. No Person, other than Seller, operates any part of the Business, and no Person, other than Seller, owns, leases, or operates any properties and assets used in connection with the operation by Seller of the Business.

Section 2.2           Authority. Each Seller Party has all requisite power and authority to execute and deliver this Agreement and/or each Ancillary Agreement to which it is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller Party of this Agreement and/or each Ancillary Agreement to which it is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party has been (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be), and the consummation by it of the transactions contemplated hereby and thereby has been (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be), duly and validly authorized and approved by all required actions on the part of Seller Party. This Agreement and each Ancillary Agreement to which any Seller Party is a party has been (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) duly and validly executed and delivered by such Seller Party and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each Ancillary Agreement to which any Seller Party is a party constitutes (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will constitute) legal, valid and binding obligations of such Seller Party, enforceable against such Seller Party in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar laws now or hereafter in effect affecting creditors’ rights and remedies generally and except as the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 2.3           No Violation. Except as set forth in Section 2.4, neither the execution, delivery or performance of this Agreement or any Ancillary Agreement to which any Seller Party is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party, nor the consummation by any Seller Party of the transactions contemplated hereby or thereby, will, with or without the giving of notice, the termination of any grace period or both: (a) violate, conflict with, or result in a breach or default under any material provision of the Organizational Documents of any Seller Party; (b) violate any Law applicable to any Seller Party; (c) result in a violation or breach by any Seller Party of, conflict with or constitute (with or without due notice or lapse of time or both) a breach or default (or give rise to any right of termination, cancellation, payment or acceleration) under any material Contract to which any Seller Party is a party or by which any Seller Party or any of their respective properties or assets are bound; or (d) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon, or the termination or material restriction of any right, title or interest in or to, any of the Purchased Assets, except for, in the case of clauses (b) and (c) of this Section 2.3, any violation, breach, conflict, default or right of termination, cancellation, payment or acceleration that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

Section 2.4           Consents and Approvals. Except (a) as set forth on Exhibit C, (b) for the Client consents contemplated by Section 5.2, (c) for any consent, approval or notice that may be required solely by reason of the participation of Buyer and its Affiliates (as opposed to any other third-party acquirer) in the transactions contemplated hereby, and (d) for those consents, approvals, filings and registrations the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, no consent, waiver or approval, or filing, notification or registration with, any Governmental Authority or other third party is required of or with respect to any Seller Party in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which any Seller Party is a party or the consummation of the transactions contemplated hereby or thereby, except for such consents, waivers or approvals, filings, notifications or registrations which, in the aggregate, would not have a Seller Material Adverse Effect.

Section 2.5           Ownership of Purchased Assets. Seller has, and upon the Closing will transfer to Buyer, good and marketable title to, or, in the case of Purchased Assets that are subject to a lease, license or other Contract right, valid and subsisting leasehold, license or Contract interests in, each of the Purchased Assets, in each case free and clear of all Encumbrances, except for Permitted Encumbrances or Encumbrances created by Buyer.

Section 2.6           Absence of Changes. Since October 31, 2018 through the date hereof, (a) Seller has conducted the Business in the ordinary course in all material respects and (b) Seller has not taken any action that, if proposed to be taken after the date hereof, would require the consent of Buyer under Section 5.1(b). Since October 31, 2018 through the date hereof, there has not been any Seller Material Adverse Effect.

Section 2.7           Material Contracts.

(a)           Section 2.7(a) of the Seller Disclosure Schedule contains a complete and correct list of all Material Contracts in existence on the date hereof.

(b)           Each Material Contract is valid, binding and in full force and effect, and is enforceable in accordance with its terms against (i) Seller and (ii) to the Knowledge of Seller, each party thereto, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar laws now or hereafter in effect affecting creditors’ rights and remedies generally and except as the availability of equitable remedies may be limited by equitable principles of general applicability. As of the date hereof, Seller is not, and, as of the Closing, Seller will not be, in material breach of, or material default under, any Material Contract, nor, to the Knowledge of Seller, is any other party to any Material Contract in material breach of, or material default under any Material Contract.

Section 2.8           Compliance With Law; Permits.

(a)           (i) Seller (to the extent related to the Business), each Sponsored Public Fund and, to the Knowledge of Seller, each Non-Sponsored Public Fund is currently, and has been since December 31, 2016, in compliance in all material respects with all applicable Laws, and (ii) since December 31, 2016 to the date hereof, none of the Seller Parties or Sponsored Public Funds or, to the Knowledge of Seller, Non-Sponsored Public Funds has received any written notice from any Person or Governmental Authority asserting any material violation by Seller, any other Seller Party, any Sponsored Public Fund or, to the Knowledge of Seller, any Non-Sponsored Public Fund of any applicable Law, which, in the aggregate, would have a Seller Material Adverse Effect.

(b)           Seller (to the extent related to the Business), each Sponsored Public Fund and, to the Knowledge of Seller, each Non-Sponsored Public Fund holds, and at all times since December 31, 2016 has held, all material Permits necessary for the conduct of the Business under and pursuant to Law, and Seller, each Sponsored Public Fund and, to the Knowledge of Seller, each Non-Sponsored Public Fund is, and has been since December 31, 2016, in compliance in all material respects with all such Permits. All such Permits are in full force and effect and are not subject to any suspension, cancellation, material modification or revocation or any Proceedings related thereto, and, to the Knowledge of Seller, no such suspension, cancellation, material modification or revocation or Proceeding is threatened as of the date hereof, except in the case where the failure to so hold all such Permits would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(c)           Since December 31, 2015 until the date hereof, no Governmental Authority has provided notice in writing, or to the Knowledge of Seller, orally of any investigation into the business or operations of Seller (to the extent related to the Business), any Sponsored Public Fund or, to the Knowledge of Seller, any Non-Sponsored Public Fund, other than routine periodic examinations by a Governmental Authority in the ordinary course of business. There is no material deficiency, violation or exception claimed or asserted in writing by any Governmental Authority, since December 31, 2015 through the date hereof, with respect to any examination of Seller (to the extent related to the Business), any Sponsored Public Fund or, to the Knowledge of Seller, any Non-Sponsored Public Fund that has not been resolved. Seller has made available to Buyer complete and correct copies of all (i) material investigation, examination, audit or inspection reports provided by any Governmental Authority in respect of Seller, any Sponsored Public Fund or, to the Knowledge of Seller, any Non-Sponsored Public Fund, (ii) material written responses to any such reports made by Seller, any Sponsored Public Fund or, to the Knowledge of Seller, any Non-Sponsored Public Fund and (iii) other material correspondence with any Governmental Authority relating to any investigation, examination, audit or inspection of Seller, any Sponsored Public Fund or, to the Knowledge of Seller, any Non-Sponsored Public Fund.

(d)           Seller or, to the Knowledge of Seller, any of its directors, officers, employees, agents or representatives:

(i)           is or has been a Restricted Party;

(ii)          is engaged, or since December 31, 2016, has engaged, in any transaction, activity or conduct, directly or indirectly, with or for the benefit of any Restricted Party or with or in a Sanctioned Country, or otherwise in any manner that would reasonably be expected to result in its becoming a Restricted Party; or

(iii)         has made any Prohibited Payment.

(e)           Seller has in place policies and procedures that are reasonably designed to comply with all applicable Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws.

Section 2.9           Regulatory Documents; Investment Adviser Matters.

(a)           Since December 31, 2016, Seller, each Sponsored Public Fund and, to the Knowledge of Seller, each Non-Sponsored Public Fund has filed on a timely basis (after giving effect to any extensions) all Regulatory Documents that were required to be filed with any Governmental Authority, other than such failures to file that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(b)           Seller (i) is, and at all times required by the Investment Advisers Act has been, registered with the SEC as an investment adviser under the Investment Advisers Act and (ii) is, and at all times required by applicable Law has been, registered, licensed or qualified under the Laws of each state and other jurisdiction (other than the Investment Advisers Act) where it is required to be so registered, licensed or qualified, except, in the case of the foregoing clause (ii), where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. Seller has made available to Buyer a complete and correct copy of the Form ADV of Seller as in effect as of the date hereof and, to the Knowledge of Seller, such Form ADV is in compliance with the applicable requirements of the Investment Advisers Act in all material respects.

(c)           The Broker-Dealer (i) is, and at all times required by the Exchange Act since has been, duly registered with the SEC as a broker-dealer under the Exchange Act and (ii) is, and at all times required by applicable Law (other than the Exchange Act) has been, duly registered, licensed or qualified as a broker-dealer in each state or any other jurisdiction where the conduct of its business requires such registration, licensing or qualification, except, in the case of the foregoing clause (ii), where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. The Broker-Dealer is a member in good standing with FINRA.

(d)           Seller is not registered or required to be registered as a commodity trading adviser, a commodity pool operator, a futures commission merchant, a transfer agent or in any similar capacity with the SEC, the Commodity Futures Trading Commission, the National Futures Association, the securities commission of any state or any other self-regulatory body, except where the failure to be so registered would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(e)           Each employee or individual independent contractor of Seller who is required to be registered, licensed or qualified with any Governmental Authority in any capacity to perform his or her material job functions is so registered, licensed or qualified, except where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(f)           Seller has established written compliance and supervisory policies and procedures in compliance with applicable Law in all material respects. Seller and, to the Knowledge of Seller, the employees and individual independent contractors of Seller are in compliance with such policies and procedures, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(g)           Neither Seller nor, to the Knowledge of Seller, any “person associated with an investment adviser” (as defined in the Investment Advisers Act) in respect of Seller is ineligible pursuant to Section 203(e) or 203(f) of the Investment Advisers Act to serve as an investment adviser or as a “person associated with an investment adviser.” Neither Seller nor, to the Knowledge of Seller, any “affiliated person” (as defined in the Investment Company Act) of Seller is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser to a registered investment company.

Section 2.10        Base Revenue Run-Rate Schedule; Clients.

(a)           Section 2.10(a) of the Seller Disclosure Schedule (the “Base Revenue Run-Rate Schedule”) sets forth: (i) a complete and correct list, as of the Base Date, of the name of each Client (specifying whether such Client is a Sponsored Public Fund, a Non-Sponsored Public Fund or a Separate Account Client); (ii) the Adjusted Assets Under Management for each Client on the Base Date; (iii) the investment advisory, investment management or subadvisory fee and administrative fee payable to Seller by each Client (or, if different, each account of each such Client) under the applicable Advisory Contract or Administrative Services Contract as of the Base Date; (iv) the distribution and services fees or 12b-1 fees payable to Seller Distributor by each Client under the applicable distribution agreements as of the Base Date; and (v) a calculation of the Revenue Run-Rate for all accounts of all such Clients as of the Base Date (the “Base Revenue Run-Rate”).

(b)           Seller is, and at all times has been, in material compliance with the terms of each Advisory Contract with a Client and, in the case of Clients which are Funds, their respective Organizational Documents (including, in each case, the applicable investment guidelines and restrictions thereunder, where applicable) and, to the Knowledge of Seller, no event has occurred or condition exists that constitutes or with notice or passage of time would reasonably be expected to constitute a breach or default by Seller, except, in each case, where such breach or default would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(c)           As of the date hereof, there are no Contracts, arrangements or understandings (including any voluntary undertaking, understanding or agreement) pursuant to which Seller has undertaken or agreed to cap fees, waive payment of any fees or expenses, or reimburse any or all fees payable by or with respect to any Client resulting in an effective fee rate lower than that stated in the applicable Advisory Contract or Administrative Services Contract (or other applicable Contract).

(d)           Except as set forth in Section 2.10(d)(i) of the Seller Disclosure Schedule, as of the date hereof, there are no pending notices that were provided to Seller in writing or, to Seller’s Knowledge, orally pursuant to which a Client (or, in the case of any Clients that are collective investment vehicles, underlying investors therein, as applicable) has expressed an intention to (i) terminate or materially reduce its investment relationship with Seller or (ii) cap, waive, offset, reimburse or otherwise adjust the fee schedule with respect to any Advisory Contract in a manner which would reduce the fees and charges payable to Seller in connection with such Client Relationship. Except as set forth in Section 2.10(d)(ii) of the Seller Disclosure Schedule, as of the date hereof, there are no Contracts pursuant to which Seller has agreed to any “most favored nation” or similar commitment to any Client providing that the management or advisory fees, performance fees or other incentive fees payable by such Client may be subject to reduction due to any other Contract between Seller or any of its Affiliates and any other Person.

(e)           Seller has made available to Buyer a complete and correct copy of the logs of Seller setting forth all complaints received by Seller from any investor in any Public Fund for the three-year period preceding the date of this Agreement.

Section 2.11        Public Funds

(a)           Section 2.11(a) of the Seller Disclosure Schedule sets forth a list of each Client that is registered or required to be registered as an investment company (or comparable Person or other pooled investment vehicle) under applicable Law (each such Client, a “Public Fund”). The Gold Fund is, and all times required under applicable Law has been, a series of the Tocqueville Trust, duly registered with the SEC as an investment company under the Investment Company Act. Each Public Fund other than the Gold Fund is, and at all times required under applicable Law has been, duly registered as an investment company (or comparable company) in accordance with applicable Law. Other than the Gold Fund, no Client is registered or required to be registered with the SEC as an investment company under the Investment Company Act.

(b)           The Advisory Contract with the Gold Fund has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act.

(c)           Each Sponsored Public Fund and, to the Knowledge of Seller, each Non-Sponsored Public Fund that is a juridical entity is duly organized, validly existing and, with respect to entities in jurisdictions that recognize the concept of “good standing,” in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, trust, company or partnership power and authority to own its properties and to carry on its business as currently conducted, and is qualified to do business in each jurisdiction where it is required to be so qualified under Law, except where any failure to be so duly organized, validly existing, in good standing, licensed or qualified or to have such power would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. No Sponsored Public Fund or, to the Knowledge of Seller, Non-Sponsored Public Fund is in violation of any provision of its Organizational Documents, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(d)           The shares, units, limited partnership interests or other ownership interests of each Sponsored Public Fund and, to the Knowledge of Seller, each Non-Sponsored Public Fund (i) are duly authorized and validly issued, (ii) have been issued and sold in compliance with Law and (iii) are qualified for public offering and sale in each jurisdiction where offers are made to the extent required under Law, except where any failure to be in compliance or qualified would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. The registration statement and prospectus (including the statement of additional information incorporated by reference therein) for the Gold Fund did not at the time they were filed, and did not during their period of authorized use, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for any such statements or omissions that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(e)           Each Sponsored Public Fund and, to the Knowledge of Seller, each Non-Sponsored Public Fund is, and has been since December 31, 2015, operated in compliance (i) with applicable Law and (ii) with its respective fundamental investment restrictions, as set forth in the applicable prospectus and registration statement for such Fund, except where any failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(f)            Since December 31, 2016 until the date hereof, each Sponsored Public Fund and, to the Knowledge of Seller, each Non-Sponsored Public Fund has maintained fidelity bond and errors and omission insurance coverage of the type and in the amounts sufficient for compliance with applicable Laws and Contracts to which such Fund is a party or by which it is bound.

(g)           Seller has made available to Buyer complete and correct copies of the audited financial statements, prepared in accordance with GAAP, of each of the Sponsored Public Funds for the last three fiscal years (or such shorter period as such Public Fund has been in existence) (each hereinafter referred to as a “Public Fund Financial Statement”). Each of the Public Fund Financial Statements presents fairly in all material respects the financial position of the related Public Fund in accordance with GAAP applied on a consistent basis (except as otherwise noted therein) at the respective date of such Public Fund Financial Statement and the results of operations and cash flows for the respective periods indicated.

(h)           For all taxable years since its inception, the Gold Fund has elected to be treated as, and has qualified to be classified as, a regulated investment company taxable under Subchapter M of Chapter 1 of the Code. There are no circumstances that would cause the Gold Fund not to qualify for such treatment for its current taxable year, including due to the Gold Fund being a party to any agreement or arrangement that would require the Gold Fund to include in income following the Closing amounts that would cause the Gold Fund to fail the income test described in Section 851(b)(2) of the Code. No challenge to Gold Fund’s status as a regulated investment company taxable under Subchapter M of the Code is pending or threatened.

(i)            Each Public Fund has timely filed (or caused to be timely filed) all United States federal income and other material Tax Returns required to be filed by it (taking into account any applicable extensions or waivers) with any taxing authority and has timely paid (or caused to be paid) all Taxes shown on such Tax Returns and all other Taxes imposed on such Public Fund. There is no currently pending or proposed audit or examination of such Tax Returns or Taxes. There are no outstanding waivers or comparable consents given by any Public Fund regarding the application of the statute of limitations with respect to Taxes.

(j)            No Public Fund has been the recipient of any exemptive order or no-action letter upon which a Public Fund currently relies for the operation of its business.

(k)           No Public Fund is, or has, during any period in the preceding six years when managed by Seller, ever been, a plan, account or arrangement to which the fiduciary responsibility provisions of Title I of ERISA and/or the prohibited transaction provisions of Section 4975 of the Code apply or have, during any period in the preceding six years when managed by Seller, ever applied, and neither Seller nor any of its Affiliates is or has, during any period in the preceding six years when managed by Seller or any of its Affiliates, acted, or has, or has, during any period in the preceding six years when managed by Seller or any of its Affiliates, had, any obligation to act as a fiduciary with respect to any Public Fund pursuant to Title I of ERISA and/or Section 4975 of the Code.

Section 2.12         Separate Account Clients.

(a)           No Separate Account Client has provided notice to Seller or any of its Affiliates of its intention to, (i) terminate any of its accounts, (ii) place under review any of its accounts, (iii) initiate a search for a replacement investment adviser or (iv) withdraw a material amount of the assets under management from, or to reduce the fee schedule of, any of its accounts.

(b)           Since December 31, 2015, each Separate Account Client account has been managed in all material respects in compliance with the terms of the relevant Advisory Contract and applicable Law.

(c)           No Separate Account Client is or has, during any period in the preceding six years when managed by Seller, ever been a plan, account or arrangement to which the fiduciary responsibility provisions of Title I of ERISA and/or the prohibited transaction provisions of Section 4975 of the Code apply or have, during any period in the preceding six years when managed by Seller, ever applied, and neither Seller nor any of its Affiliates is or has, during any period in the preceding six years when managed by Seller or any of its Affiliates, acted, or has, or has, during any period in the preceding six years when managed by Seller or any of its Affiliates, had, any obligation to act as a fiduciary with respect to any Separate Account Client pursuant to Title I of ERISA and/or Section 4975 of the Code.

Section 2.13         Proceedings.

(a)           Except as set forth in Section 2.13(a) of the Seller Disclosure Schedule, since January 1, 2017 until the date hereof, no legal, administrative, arbitral or other proceeding, suit or action, including any governmental or regulatory investigation or enforcement action (collectively, “Proceedings”) has been pending or, to the Knowledge of Seller, threatened, against Seller, any Sponsored Public Fund or, to the Knowledge of Seller, any Non-Sponsored Public Fund which (i) involves or involved a claim (A) in excess of $100,000, (B) for an unspecified amount which would, if adversely determined, reasonably be expected to exceed $100,000, or (C) seeking injunctive relief or other specific performance of Seller or any of its respective employees or directors or (ii) would, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(b)           There are no injunctions, orders, judgments or decrees currently in effect against Seller, any Sponsored Public Fund or, to the Knowledge of Seller, any Non-Sponsored Public Fund or any of their respective material rights, assets or properties which relate to the Business, the Purchased Assets or the Assumed Liabilities.

Section 2.14         Seller Benefit Plans; Employee Matters.

(a)           Section 2.14(a) of the Seller Disclosure Schedule contains a complete and correct list of all Seller Benefit Plans in existence on the date hereof. With respect to each Seller Benefit Plan, Seller has made available to Buyer complete and correct copies of each of the following, to the extent applicable: each Seller Benefit Plan document, including all amendments thereto (or a written summary thereof in the case of an unwritten Seller Benefit Plan). Except as would not result in any material liability to, obligation of or payment from Buyer, each Seller Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by applicable Laws, including ERISA and the Code. Except as would not reasonably be expected to result in any material liability to, obligation of or payment from Buyer, no liability under Title IV or Section 302 of ERISA has been incurred by Seller or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to Seller or any ERISA Affiliate of incurring any such liability, other than any liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(b)           Except as set forth on Section 2.14(b) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) result in any material liability, obligation or payment from Buyer to any Seller Benefit Plan, (ii) entitle any Seller Employee to any compensatory payment or benefit, (ii) accelerate the time of payment of a non-qualified plan, funding or vesting, or increase the amount, of any compensation or benefits with respect to any Seller Employee, or (iii) require the funding of any material compensation or benefits (through a grantor trust or otherwise) with respect to any Seller Employee.

(c)           Seller is not a party to a collective bargaining agreement with a labor union or labor organization with respect to Seller Employees. To the Knowledge of Seller, no labor union or labor organization has made a pending demand for recognition or certification with respect to Seller Employees. Since January 1, 2016, there has been no actual or, to the Knowledge of Seller, threatened strikes, organized work stoppages, organized slowdowns, lockouts or other similar labor disruptions or disputes against Seller with respect to Seller Employees.

(d)           With respect to Seller Employees, Seller is in compliance with all applicable Laws relating to employment, equal employment opportunity, non-discrimination, immigration, wages, hours, benefits, collective bargaining, workers’ compensation, working conditions, unemployment insurance, employee classification, employment practices and terms and conditions of employment. There are no actions against Seller pending or, to the Knowledge of Seller, threatened, by any Governmental Authority in connection with the employment of any Seller Employees, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, wages and hours or any other employment-related matter arising under applicable Law.

(e)           Notwithstanding any other provision of this Agreement, the representations and warranties in this Section 2.14 are Seller’s only representations and warranties with respect to employees, individual independent contractors and employee benefits plan matters, and no other representation or warranty shall be deemed to be made by Seller in this Agreement with respect to employees, individual independent contractors or employee benefits plan matters.

Section 2.15        Intellectual Property.

(a)           Section 2.15(a)(i) of the Seller Disclosure Schedule sets forth a complete and accurate list of all U.S. and foreign patents and patent applications, Trademark registrations and applications (including Internet domain name registrations) and copyright registrations and applications included in the Transferred Intellectual Property. Except as set forth in Section 2.15(a)(ii) of the Seller Disclosure Schedule, all of the Transferred Intellectual Property is solely owned by Seller free and clear of any Encumbrances (other than Permitted Encumbrances). All Transferred Intellectual Property listed in Section 2.15(a)(i) of the Seller Disclosure Schedule is in effect and subsisting; has not lapsed, expired or been abandoned; and is not the subject of any opposition, interference, cancellation, or other Proceeding (other than routine office actions and examinations) before any Governmental Authority. The Seller takes commercially reasonable measures to protect, maintain and enforce the Transferred Intellectual Property.

(b)           To the Knowledge of Seller, (i) the conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate (“Infringe”) the Intellectual Property rights of any Person and (ii) no Person is Infringing the rights of the Seller in any Transferred Intellectual Property, except (in the case of clauses (i) or (ii) above) for any infringement that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(c)           Since January 1, 2017 until the date hereof, (i) no claims have been asserted in writing by any Person against Seller alleging that Seller’s use of any Transferred Intellectual Property or the conduct of its business Infringes the rights of such Person, and (ii) no claims have been asserted in writing by Seller alleging that any Person Infringes any Transferred Intellectual Property, except (in the case of clauses (i) or (ii) above) for any Infringement that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(d)           Since January 1, 2017 until the date hereof, the collection, storage, use and dissemination by Seller of Personal Data is in compliance with its publicly posted privacy policies, except to the extent such failure to comply would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. Seller uses commercially reasonable measures to protect the Personal Data that it collects and maintains. Since January 1, 2017 until the date hereof, to the Knowledge of Seller, Seller has not experienced an incident of unauthorized access, disclosure, use, destruction or loss of any Personal Data that it collects and stores in the conduct of Seller’s business that required the delivery of notice to affected individuals pursuant to any applicable Law.

Section 2.16        Taxes.

(a)           There are no Encumbrances for Taxes upon any of the Purchased Assets, other than Permitted Encumbrances.

(b)           Seller has filed or caused to be filed with the appropriate Governmental Authority all Tax Returns related to the Purchased Assets required to be filed by it on or prior to the Closing Date. All such Tax Returns were true, correct and complete in all respects, and all amounts in respect of Taxes due to or claimed to be due by any Governmental Authority or other taxing authority have been fully and timely paid.

(c)           Seller has complied with all record keeping and Tax reporting obligations relating to income and employment Taxes due with respect to compensation paid to employees that relates to the Purchased Assets, including withholding of all Taxes required to be withheld.

(d)           No Governmental Authority with which Seller does not file a particular Tax Return with respect to the Purchased Assets has claimed that Seller is or may be subject to taxation by that Governmental Authority or required to file such Tax Return.

(e)           Seller has not engaged in (or is not treated as engaged in due to prior activities) a trade or business through a “permanent establishment” within the meaning of an applicable income Tax treaty in any jurisdiction other than the United States in connection with the Purchased Assets.

(f)            No audit or other Proceeding by any taxing authority has been asserted in writing that could result in the assessment of any unpaid Taxes with respect to the Purchased Assets.

Section 2.17         Records.

(a)           Other than the Records, there are no books, records, files, papers, documents or other information (in any form or medium) in the possession, custody or control of Seller or any Affiliate of Seller which are necessary to allow Buyer to provide Investment Advisory Services or administrative services to the Clients in a manner consistent with the services provided to the Clients for the 12-month period prior to the date of this Agreement and, in the case of the Gold Fund, with the obligations imposed on an investment adviser to funds registered under the Investment Company Act.

(b)           Seller exclusively owns or otherwise has exclusive and legally enforceable rights to use the investment performance record of the Funds and, to the extent related to the Business, the other Clients (the “Performance Record”) and, as of the Closing, Buyer will exclusively own or otherwise have exclusive and legally enforceable rights to use the Performance Record.

(c)           The Records contain all documentation reasonably necessary to form the basis for, demonstrate or recreate the calculation of the performance or rate of return of all investments included in the Performance Record (current and historical performance results) as required by applicable Laws (including Rule 204-2(a)(16) under the Investment Advisers Act) and in compliance with the Global Investment Performance Standards.

Section 2.18         Certain Securities Law Matters.

(a)           Seller is (i) not a person or company located or resident in any jurisdiction within Canada, and (ii) “outside Canada” for the purposes of Ontario Securities Commission Rule 72-503 (“Rule 72-503”).

(b)           Each Key Employee is (i) not a person or company located or resident in any jurisdiction within Canada, and (ii) “outside Canada” for the purposes of Rule 72-503.

Section 2.19         Investment Intention.

(a)           Subject to any Key Employee Transfer, Seller represents that it is acquiring the Closing Share Consideration and any additional Sprott Shares comprising the Sale Consideration for its own account, for investment purposes only and not with a view to, or for resale in connection with, the distribution or other disposition thereof or with any present intention of distributing or reselling any portion thereof. Seller agrees and acknowledges that (i) all Sprott Shares comprising the Sale Consideration have not been and will not be registered under the Securities Act or any applicable U.S. state securities laws, and (ii) the issuance to Seller of Sprott Shares comprising the Sale Consideration pursuant to this Agreement is exempt from registration under the Securities Act and applicable U.S. state securities laws by virtue of an exemption from registration under the Securities Act and exemptions under applicable U.S. state securities laws. Seller agrees and acknowledges that all Sprott Shares comprising the Sale Consideration are subject to restrictions on resale (including any Key Employee Transfer) and shall be subject to the provisions of Exhibit D.

(b)           Each Key Employee that is acquiring Sprott Shares pursuant to a Key Employee Transfer is acquiring such Sprott Shares for his or her own account, for investment purposes only and not with a view to, or for resale in connection with, the distribution or other disposition thereof or with any present intention of distributing or reselling any portion thereof.

(c)           Seller is an “accredited investor,” as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and otherwise has such knowledge and experience in financial and business matters that Seller is capable of evaluating the merits and risks of its investment hereunder. Seller is aware that it must bear the economic risk of such investment for an indefinite period of time. Seller can afford to bear such economic risk and can afford to suffer the complete loss of its investment hereunder.

Section 2.20         Brokers and Finders. Other than Berkshire Global Advisors, no broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, Seller in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Seller.

Section 2.21         No Other Representations and Warranties. Except for the representations and warranties contained in this Article II (including the related portions of the Seller Disclosure Schedule), neither Seller nor any other Person, its directors or senior officers has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Business, the Purchased Assets, or the Assumed Liabilities furnished or made available to Buyer and its Representatives (including any information, documents, or material delivered to Buyer/made available to Buyer in any form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Business.

Article III

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in a correspondingly labeled section of the written disclosure schedule delivered by Buyer and Buyer Parent to Seller on or prior to the date of this Agreement (the “Buyer Disclosure Schedule”) (it being agreed that any matter disclosed in any section or subsection of the Buyer Disclosure Schedule shall be deemed disclosed in any other section or subsection of the Buyer Disclosure Schedule to the extent that such information is reasonably apparent on its face to be applicable to such other section or subsection notwithstanding the omission of any cross-reference to such other section or subsection), Buyer represents and warrants to Seller as follows:

Section 3.1           Organization. Buyer is a limited partnership, duly formed and validly existing and in good standing under the laws of the Province of Ontario. Buyer has the requisite organizational power and authority to carry on its business as it is now being conducted and to own, lease and operate all of its properties and assets except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 3.2           Authority. Each Buyer Party has all requisite organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Buyer Party of this Agreement and each Ancillary Agreement to which it is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party has been, and the consummation by it of the transactions contemplated hereby and thereby has been, duly and validly authorized and approved by all required actions on the part of Buyer. This Agreement and each Ancillary Agreement to which a Buyer Party is a party has been (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) duly and validly executed and delivered by it and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each Ancillary Agreement to which a Buyer Party is a party constitutes (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will constitute) legal, valid and binding obligations of such Buyer Party, enforceable against such Buyer Party in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar laws now or hereafter in effect affecting creditors’ rights and remedies generally and except as the availability of equitable remedies may be limited by equitable principles of general applicability.

Section 3.3           No Violations. Except as set forth in Section 3.4, neither the execution, delivery or performance by each of Buyer and any of its Affiliates of this Agreement or any Ancillary Agreement to which it is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party, nor the consummation by Buyer and any of its Affiliates of the transactions contemplated hereby or thereby, will, with or without the giving of notice, the termination of any grace period or both: (a) violate, conflict with, or result in a breach or default under any material provision of the Organizational Documents of Buyer; (b) violate any Law; or (c) result in a violation or breach by Buyer of, conflict with, constitute (with or without due notice or lapse of time or both) a breach or default (or give rise to any right of termination, cancellation, payment or acceleration) under any Contract to which Buyer is a party, or by which Buyer or any of its properties or assets are bound, except for, in the case of clauses (b) and (c) of this Section 3.3, any violation, breach, conflict, default or right of termination, cancellation, payment or acceleration that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 3.4           Consents and Approvals. Except (a) as set forth on Exhibit C and (b) for those consents, approvals, filings and registrations the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer to perform its obligations hereunder or thereunder, none of Buyer and its Affiliates is required to obtain any consent, waiver or approval of, or make any filing, notification or registration with, any Governmental Authority or other third party in connection with the execution and delivery by Buyer of this Agreement or any Ancillary Agreement or the consummation by Buyer of the transactions contemplated hereby or thereby.

Section 3.5           Proceedings. No Proceedings are pending or, to the Knowledge of Buyer, threatened against Buyer or any of its Affiliates that would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 3.6           Sufficiency of Funds. Buyer will have on the Closing Date sufficient funds to consummate the transactions contemplated hereby, including by making (or causing to be made) the payments to be made (or caused to be made) by Buyer at or after the Closing pursuant to Article I.

Section 3.7           Solvency. Buyer is on the date hereof, and will be on the Closing Date, after giving effect to the transactions contemplated by this Agreement to be consummated at the Closing, the payments contemplated by Article I and the payment of all related fees and expenses, and assuming for these purposes the satisfaction of the conditions set forth in Sections 6.1 and 6.2, Solvent. “Solvent” shall mean, with respect to any Person and any date of determination, that (a) the “fair saleable value” of the assets of such Person as of such date exceeds (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that is or will be required to pay the probable Liabilities of such Person on its existing debts (including contingent Liabilities) as such debts become absolute and matured and (b) such Person, as of such date, is and will be able to pay its Liabilities, including contingent and other Liabilities, as they mature.

Section 3.8           Brokers and Finders. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, Buyer or any of its Affiliates in connection with this Agreement.

Section 3.9           No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Buyer Disclosure Schedule), neither Buyer nor any other Person, its directors or senior officers has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer, including any representation or warranty as to the accuracy or completeness of any information regarding the Buyer’s business furnished or made available to Seller and its Representatives (including any information, documents, or material delivered to Seller/made available to Seller in any form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer’s business.

Article IV

REPRESENTATIONS AND WARRANTIES OF BUYER PARENT

Except as set forth in a correspondingly labeled section of the Buyer Disclosure Schedule (it being agreed that any matter disclosed in any section or subsection of the Buyer Disclosure Schedule shall be deemed disclosed in any other section or subsection of the Buyer Disclosure Schedule to the extent that such information is reasonably apparent on its face to be applicable to such other section or subsection notwithstanding the omission of any cross-reference to such other section or subsection), Buyer Parent represents and warrants to Seller as follows:

Section 4.1           Organization. Buyer Parent is a corporation, duly incorporated and validly existing and in good standing under the laws of the Province of Ontario. Buyer Parent has the requisite organizational power and authority to carry on its business as it is now being conducted and to own, lease and operate all of its properties and assets except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2           Authority. Buyer Parent has all requisite organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer Parent of this Agreement and each Ancillary Agreement to which it is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party has been, and the consummation by it of the transactions contemplated hereby and thereby has been, duly and validly authorized and approved by all required actions on the part of Buyer Parent. This Agreement and each Ancillary Agreement to which Buyer Parent is a party has been (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) duly and validly executed and delivered by it and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each Ancillary Agreement to which Buyer Parent is a party constitutes (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will constitute) legal, valid and binding obligations of Buyer Parent (as applicable), enforceable against Buyer Parent (as applicable) in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar laws now or hereafter in effect affecting creditors’ rights and remedies generally and except as the availability of equitable remedies may be limited by equitable principles of general applicability.

Section 4.3           No Violations. Except as set forth in Section 4.4 below, neither the execution, delivery or performance by Buyer Parent of this Agreement or any Ancillary Agreement to which it is (or, in the case of any Ancillary Agreement to be executed and delivered after the date hereof, will be) a party, nor the consummation by Buyer Parent of the transactions contemplated hereby or thereby, will, with or without the giving of notice, the termination of any grace period or both: (a) violate, conflict with, or result in a breach or default under any material provision of the Organizational Documents of Buyer Parent; (b) violate any Law; or (c) result in a violation or breach by Buyer Parent of, conflict with, constitute (with or without due notice or lapse of time or both) a breach or default (or give rise to any right of termination, cancellation, payment or acceleration) under any Contract to which Buyer Parent is a party, or by which Buyer Parent or any of its properties or assets are bound, except for, in the case of clauses (b) and (c) of this Section 4.3, any violation, breach, conflict, default or right of termination, cancellation, payment or acceleration that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4           Consents and Approvals. Except (a) as set forth on Exhibit C and (b) for those consents, approvals, filings and registrations the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer Parent to perform its obligations hereunder or thereunder, none of Buyer Parent and its Affiliates is required to obtain any consent, waiver or approval of, or make any filing, notification or registration with, any Governmental Authority or other third party in connection with the execution and delivery by Buyer Parent of this Agreement or any Ancillary Agreement or the consummation by Buyer Parent of the transactions contemplated hereby or thereby.

Section 4.5           Capitalization. The authorized capital of Buyer Parent consists of an unlimited number of Sprott Shares. As of the close of business on the date of this Agreement, there were issued and outstanding 253,501,515 Sprott Shares. All outstanding Sprott Shares have been duly authorized and validly issued, are fully paid and non-assessable. No Sprott Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. An aggregate of 5,223,527 Sprott Shares are issuable pursuant to outstanding options, warrants or other rights or securities entitling the holders thereof to acquire Sprott Shares.

Section 4.6           Canadian Securities Laws Matters.

(a)           Buyer Parent is a “reporting issuer” under Canadian Securities Laws in each of the provinces and territories of Canada. The Sprott Shares are listed and posted for trading on the TSX. Buyer Parent is not in default of Canadian Securities Laws in any material respect.

(b)           All Sprott Shares to be issued pursuant to the transactions contemplated herein shall be duly and validly issued by Parent as fully-paid and non-assessable Sprott Shares. Assuming the accuracy of the representations and warranties in Section 2.18 and Section 2.19, the issuance to Seller of the Sprott Shares to be issued pursuant to the transactions contemplated herein is exempt from, or is not subject to, the prospectus requirements of the Securities Act (Ontario), and the first trade of such Sprott Shares by the Seller in Ontario, or on or through any exchange or market in Ontario, will not be deemed to be a distribution by either Section 2.5 or Section 2.6 of National Instrument 45-102 – Resale of Securities.

(c)           Buyer Parent has not taken any action to cease to be a reporting issuer in any province or territory nor has Buyer Parent received notification from any securities commission or securities regulator authority in Canada seeking to revoke the reporting issuer status of Buyer Parent. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Buyer Parent is pending, in effect, has been threatened, or, to the Knowledge of Buyer Parent, is expected to be implemented or undertaken, and, to its Knowledge, Buyer Parent is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(d)           Since January 1, 2018, Buyer Parent has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by Parent with any Governmental Authority under NI 51-102 and all other applicable Canadian Securities Laws (including “documents affecting the rights of security holders” and “material contracts” required to be filed by Part 12 of NI 51-102). The documents comprising the Sprott Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(e)           Buyer Parent has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any securities authority or securities commission in Canada. There are no outstanding or unresolved comments in comment letters from any securities authority or securities commission in Canada with respect to any of the Sprott Filings and, to the Knowledge of Buyer Parent, neither Buyer Parent nor any of the Sprott Filings is the subject of any material ongoing audit, review, comment or investigation by any securities authority or securities commission in Canada or the TSX.

Section 4.7           No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV (including the related portions of the Buyer Disclosure Schedule), neither Buyer Parent nor any other Person, its directors or senior officers has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer Parent, including any representation or warranty as to the accuracy or completeness of any information regarding the Buyer Parent’s business furnished or made available to Seller and its Representatives (including any information, documents, or material delivered to Seller/made available to Seller in any form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer Parent’s business.

Article V

COVENANTS

Section 5.1           Pre-Closing Conduct of Business by Seller.

(a)           Except (w) as contemplated by or necessary to effectuate the transactions contemplated by this Agreement or any Ancillary Agreement, (x) as set forth in Section 5.1(a) of the Seller Disclosure Schedule, (y) for any action or inaction required by Law, or (z) with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), following the date of this Agreement and prior to the Closing, Seller shall (i) conduct the Business in all material respects in the ordinary course of business consistent with past practice and (ii) to the extent consistent therewith, use its commercially reasonable efforts to preserve intact in all material respects its business relationships and goodwill, including its relationships with Clients, Governmental Authorities and its employees (provided that obtaining or failing to obtain consents from any Clients shall not be a breach of this sentence, with such matters governed exclusively by Section 5.2 and Section 6.2(e).

(b)           Without limiting the generality of the foregoing, except (w) as contemplated by or necessary to effectuate the transactions contemplated by this Agreement or any Ancillary Agreement, (x) as set forth in Section 5.1(b) of the Seller Disclosure Schedule, (y) for any action or inaction required by Law, or (z) with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall not:

(i)           make any change in its organizational documents in any way that could reasonably be expected to cause or result in a Seller Material Adverse Effect;

(ii)          sell, transfer, assign, lease or otherwise dispose of or pledge, or voluntarily grant or permit to occur any Encumbrances (other than Permitted Encumbrances) on, any Purchased Assets;

(iii)         grant or agree to any fee or expense waivers, caps, rebates, reductions or discounts with respect to fees or expenses payable to Seller (or, following the Closing, to Buyer or its Affiliates) in connection with any Client Relationship (including in pursuance of any Client consent or approval contemplated by Section 5.2);

(iv)          settle any Proceeding that results in the imposition of any material restrictions upon (A) any Purchased Assets or (B) any Sponsored Public Fund, other than, in the case of any Sponsored Public Fund, as required by the applicable Public Fund Board;

(v)          (A) make any material changes to its policies, procedures or terms with respect to the Business, Clients or Client Relationships (including fees charged for services offered in connection therewith), or (B) alter the general investment or management strategies with respect to any Sponsored Public Fund, other than, in each case, (1) as required by applicable Law or (2) in the case of any Sponsored Public Fund, as required by the applicable Public Fund Board;

(vi)          cause any Sponsored Public Fund to merge, dissolve, liquidate or sell all or substantially all of its assets other than (A) in connection with the Gold Fund Reorganization or (B) as required by the applicable Public Fund Board;

(vii)        terminate any Client Relationship or transfer any Client Relationship to an Affiliate of Seller;

(viii)       refer any Client for investment management or advisory services relating primarily to investments in precious metals to any third party or to any of Seller’s Affiliates;

(ix)          license, grant any exclusive right to, abandon or fail to maintain any Transferred Intellectual Property, or disclose any material Trade Secrets or material confidential information included in the Transferred Intellectual Property (other than in the ordinary course of business consistent with past practice and pursuant to a binding non-disclosure agreement);

(x)          terminate or, except in the ordinary course of business, modify any Assumed Contract in any material respect;

(xi)          enter into any Contract relating to the Business or the Purchased Assets (A) that would constitute a Material Contract or (B) that would reasonably be expected to adversely affect the Business or the Purchased Assets, except in the case of clause (A), in the ordinary course of business and consistent with Seller’s past practices;

(xii)         enter into any Contract with any Fund, or recommend that any Fund enter into any Contract, which, in any case, is not terminable on less than 60-days’ notice without a penalty other than, in any case, (A) in the ordinary course of business and consistent with Seller’s or the applicable Fund’s past practices or (B) in connection with the management of the applicable Fund’s investment portfolio;

(xiii)        (A) change the Gold Fund’s election to be taxed as a regulated investment company under Subchapter M of Chapter 1 of the Code, or (B) take any action that would reasonably be expected to cause the Gold Fund to fail to qualify to be taxed as described in the foregoing clause (A);

(xiv)        other than as required by the terms of any Seller Benefit Plan as in effect on the date hereof or under applicable Law, (A) increase the compensation or benefits of any Seller Employee, (B) accelerate the vesting or payment of any compensation or benefits of any Seller Employee, (C) enter into or materially amend any Seller Benefit Plan (or any plan, program, agreement or arrangement that would be a Seller Benefit Plan if in effect on the date hereof) for the benefit of any Seller Employee, (D) grant or increase any severance or termination pay to any Seller Employee (or materially amend any existing severance or termination pay arrangement) or (E) fund any payments or benefits that are payable or to be provided under any Seller Benefit Plan for any Seller Employee; or

(xv)         agree or commit to do any of the foregoing or take any action or make any omission that would result in any of the foregoing.

(c)           Other than Buyer’s right to consent or withhold consent with respect to the foregoing matters (such consent not to be unreasonably withheld, conditioned or delayed), nothing contained in this Agreement shall give Buyer (or any of its respective Affiliates), directly or indirectly, any right to control or direct the operation of Seller prior to the Closing. Subject to the foregoing sentence and consistent with the terms of this Agreement, prior to the Closing, Seller and its Affiliates shall exercise complete control and supervision of the operation of Seller.

Section 5.2           Client Consents.

(a)           Gold Fund.

(i)           Seller shall use commercially reasonable efforts, as soon as reasonably practicable following the date hereof (including by making appropriate proposals, requests, and recommendations), to obtain the consents and approvals (including by the Gold Fund Board and the shareholders of the Gold Fund) necessary to effect the Gold Fund Reorganization.

(ii)          Seller shall use commercially reasonable efforts to cause the Gold Fund Board to call a special meeting of the shareholders of the Gold Fund, to be held as soon as reasonably practicable after the date of this Agreement, for purposes of obtaining the requisite approval of the shareholders of the Gold Fund for the Gold Fund Reorganization. In connection therewith, (A) Buyer shall use (and shall cause its Affiliates to use) commercially reasonable efforts to (x) obtain the required consents and approvals (including by the board of trustees of the Buyer Fund and, if applicable, the shareholders of the Buyer Fund) necessary for the Gold Fund Reorganization and (y) cause the Buyer Fund to prepare and to file with the SEC (to the extent such filing is required) all securities registration statements and prospectuses and proxy solicitation materials necessary to comply in all material respects with the applicable provisions of the Securities Act, Section 14 of the Exchange Act and Section 20 of the Investment Company Act, including a securities registration statement on SEC Form N-14 (or the successor form thereto) containing a joint proxy statement and prospectus (a “Gold Fund Reorganization Proxy Statement/Prospectus”), (B) each of Buyer and Seller shall use commercially reasonable efforts to cause the Gold Fund (1) as promptly as practicable after review by the SEC, to mail such proxy solicitation materials (including, as applicable, a Gold Fund Reorganization Proxy Statement/Prospectus) to the shareholders of the Gold Fund and (2) as soon as practicable following the mailing of such proxy solicitation materials, submit, or cause to be submitted, to the shareholders of the Gold Fund, for a vote at such shareholders meeting, the proposal described in the first sentence of this Section 5.2(a)(ii), and (C) as promptly as reasonably practicable, Seller shall engage a nationally-recognized proxy solicitation firm or proxy services firm reasonably acceptable to Buyer to act as the proxy solicitor in respect of the Gold Fund Reorganization. For the avoidance of doubt, the Advisory Contract of the Gold Fund shall be assigned to Buyer at Closing, including in the event that the Gold Fund Reorganization has not closed as of Closing, which purported assignment will have the effect of terminating such Advisory Contract and permitting the Gold Fund Board to appoint one or more interim adviser(s) pursuant to Rule 15a-4(b)(2) of the Investment Company Act, but (ii) approval of any interim investment advisory agreement pursuant to Rule 15a-4 shall not constitute “consent” for the purposes of this Agreement.

(iii)         Seller agrees that the information provided by it (or on its behalf) in writing specifically for inclusion in the Gold Fund Reorganization Proxy Statement/Prospectus or other proxy materials to be furnished to the shareholders of the Gold Fund (other than information that is or will be provided by or on behalf of Buyer or its Affiliates or any other third party specifically for inclusion in such proxy materials) will not contain, as of the date of such Gold Fund Reorganization Proxy Statement/Prospectus or proxy materials, any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer agrees that, except as it relates to the information provided by Seller (or on Seller’s behalf) in writing specifically for inclusion in the Gold Fund Reorganization Proxy Statement/Prospectus or proxy materials, the Gold Fund Reorganization Proxy Statement/Prospectus or proxy materials to be furnished to the shareholders of the Gold Fund will not contain, as of the date of such Gold Fund Reorganization Proxy Statement/Prospectus or proxy materials, any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Investment Company Act. Each of Seller and Buyer shall have the right to review in advance and to approve (such approval not to be unreasonably withheld) all of the information relating to it and any of its Affiliates proposed to appear in (A) any Gold Fund Reorganization Proxy Statement/Prospectus or proxy materials or any amendment or supplement thereto submitted to the SEC or such other applicable Governmental Authority in connection with the approvals contemplated by this Section 5.2(a), or (B) any other materials sent or made available to the shareholders of the Gold Fund in connection with such approvals.

(iv)         The parties hereto agree that the Gold Fund shall be deemed to have consented for all purposes under this Agreement to the transactions contemplated hereby if and only if the Gold Fund Reorganization has been approved by both the Gold Fund Board and shareholders of the Gold Fund in the manner contemplated this Section 5.2(a).

(b)           Other Funds. Seller shall use commercially reasonable efforts, as promptly as practicable following the date hereof (including by making appropriate proposals, requests, and recommendations), to obtain any consents and approvals in respect of each Public Fund other than the Gold Fund for the continuation of its Advisory Contract in connection with the transactions contemplated hereby, if and to the extent required by the terms of such Advisory Contract, by the terms of any other applicable Contract, and/or by or pursuant to applicable Law. The parties hereto agree that each Public Fund other than the Gold Fund shall be deemed to have consented for all purposes under this Agreement to the transactions contemplated hereby and the continued management of such Public Fund by Buyer following the Closing, if continued management of such Public Fund by Buyer following the Closing has been approved in accordance with the immediately preceding sentence.

(c)           Separate Account Clients.

(i)           As promptly as practicable following the date of this Agreement, Seller shall send a written notice (each, a “Transaction Notice”) informing each Separate Account Client of the transactions contemplated by this Agreement and requesting the written consent of such Separate Account Client to the “assignment” (as defined in the Investment Advisers Act) of the Advisory Contract with such Separate Account Client resulting from the consummation of the transactions contemplated by this Agreement.

(ii)          The parties hereto agree that any consent required for the “assignment” (as defined in the Investment Advisers Act) of any Advisory Contract with any Separate Account Client shall be deemed given for all purposes under this Agreement upon receipt of the written consent requested in the applicable Transaction Notice; provided that no consent shall be deemed to have been given for any purpose under this Agreement if at any time prior to the Closing such Separate Account Client notifies Seller in writing or orally that such Separate Account Client has not so consented or has terminated, or intends to terminate, its Advisory Contract (and such notice is not withdrawn in writing).

(d)           The parties shall cooperate with one another in connection with the obtaining of Client consents, including the requisite approvals of the Gold Fund Reorganization, as contemplated by this Section 5.2.

Section 5.3           Pre-Closing Access; Post-Closing Access.

(a)           Subject to the other provisions of this Section 5.3(a), Section 5.4(a) and Law, during the period from the date of this Agreement until the Closing, upon the reasonable request of Buyer, Seller shall provide access to Buyer and its representatives (at Buyer’s sole cost and expense) to the books and records (including the Records), Contracts, offices and employees of Seller and its Affiliates, to the extent reasonably requested by Buyer in furtherance of a purpose reasonably related to the Business, the Purchased Assets, the Assumed Liabilities or the transactions contemplated hereby. Such access shall occur only during normal business hours upon reasonable advance notice by Buyer to Seller, under the supervision of Seller’s personnel and shall be conducted in a manner that does not unreasonably interfere with the operations of Seller. Notwithstanding the obligations contained in this Section 5.3(a), Seller shall not be required to provide access to or to disclose information where such access or disclosure could (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that Seller shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure, but in no event shall Seller be obligated to pay any amount of money to any Person to obtain the required consent of such third party to such access or disclosure), (ii) result in the loss of any attorney-client or work-product privilege, or (iii) be reasonably pertinent to a litigation where Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties. All information provided or accessed under this Section 5.3 shall be subject to the terms of Section 5.4.

(b)           Until the first to occur of the seventh anniversary of the Closing Date or such time as the information and access described below is no longer reasonably required by Seller or Buyer, as applicable, (i) Buyer shall, and shall cause its Affiliates to, retain any books, records and Contracts that constitute Purchased Assets and (ii) Seller shall, and shall cause its Affiliates to, retain any books, records and Contracts relating to the Business that do not constitute Purchased Assets and are not otherwise transferred to Buyer and, upon the reasonable request and advance notice of Seller or Buyer, as applicable, such retaining party shall provide access to such requesting party, its Affiliates and their respective representatives (at the requesting party’s sole cost and expense) to the items described in the foregoing clauses (i) and (ii) (as applicable) to the extent reasonably requested by the requesting party in furtherance of a bona fide business purpose, including litigation, disputes, compliance with Law, and financial reporting; provided that the each of Buyer or its Affiliates and Seller or its Affiliates shall give 30 days’ notice to the other party prior to destroying any of the items described in the foregoing clauses (i) and (ii) (as applicable) to permit such other party, at its expense, to examine, duplicate or repossess such items; provided, further, that the access described in the foregoing sentence shall (x) occur only during the retaining party’s normal business hours upon reasonable advance notice by the requesting party, (y) occur under the supervision of the retaining party’s personnel, and (z) be conducted in a manner that does not unreasonably interfere with the operations of the retaining party; provided, further, no party shall be required to provide access to such party’s Tax Returns (except to the extent related to the Purchased Assets).

Section 5.4           Confidentiality; Announcements.

(a)           From the date hereof through the Closing, each party hereto agrees that it shall not, except to the extent required by applicable Law or agreements with or rules of any stock exchange or other applicable Governmental Authority, without the other party’s prior written consent, disclose to any person (other than its equity holders, affiliates, directors, officers, employees, agents, investment bankers, attorneys, accountants, consultants, advisors and other representatives who agree to be bound by this Section 5.4(a), and only on a need-to-know basis as necessary to evaluate or consummate the transactions contemplated hereby) the existence or contents or status of this Agreement or such transactions or that any discussions or negotiations are taking place or have taken place concerning such transactions, or any other facts or non-public confidential information provided to the other party in connection with or with respect to such transactions. The parties agree that the confidentiality provisions set forth in this Section 5.4(a) shall terminate upon the Closing.

(b)           For the five-year period following the Closing, Seller shall, and shall cause its Controlled Affiliates to, and shall use commercially reasonable efforts to cause its representatives and the representatives of its Controlled Affiliates to, hold in confidence any and all information, whether written or oral, concerning the Business and the Purchased Assets, except to the extent that such information (i) is required to be disclosed by judicial or administrative process or by other requirements of Law or by any Governmental Authority or in the course of inspections, examinations or inquiries by a regulatory or self-regulatory authority that has requested or required the inspection of records; (ii) is required to be disclosed in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Seller or any of its Affiliates or representatives in the course of any Proceeding to which Seller or any of its Affiliates or representatives is a party (other than a Proceeding under clause (iii) below); or (iii) in order to enforce its rights under this Agreement or any other Ancillary Agreement; provided that, in the case of the foregoing clauses (i) and (ii), the disclosing party shall, to the extent legally permitted and reasonably practicable under the circumstances, notify Buyer of such intended disclosure and reasonably cooperate with Buyer to limit or restrict such disclosure, at the sole cost and expense of Buyer.

(c)           Seller and Buyer shall (and shall cause their respective Affiliates to) consult with each other as to the form, substance and timing of any press release or other public disclosure related to this Agreement or any Ancillary Agreement or the transactions contemplated hereby and thereby, and no such press release or other public disclosure shall be made by any party hereto (or by any of their respective Affiliates) without the prior written consent of Seller and Buyer, which consent shall not be unreasonably withheld or delayed; provided that (i) any party may make such disclosure to the extent required by Law (including rules of any relevant stock exchange on which such party’s or any of its Affiliate’s securities are listed) and (ii) unless prohibited by Law, such party shall provide prompt written notice to the other party of any such required disclosure.

Section 5.5           Regulatory Matters.

(a)           The parties hereto shall (and shall cause their respective Affiliates to) cooperate with each other and each party shall use its commercially reasonable efforts to, as promptly as practicable after the date hereof, prepare and file (or cause to be prepared and filed) all applications, notices and filings with, and to obtain, as promptly as practicable after the date hereof, all consents, approvals and waivers of, all Governmental Authorities that are necessary to consummate, in a timely manner, the transactions contemplated by this Agreement and the Ancillary Agreements. The parties hereto agree to take all reasonable steps necessary to satisfy any conditions or requirements imposed by any Governmental Authority in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. Further, and without limiting the generality of this Section 5.5 and Section 5.10, Buyer shall (and shall cause its Affiliates to) take any and all steps necessary to avoid or eliminate any impediment under any antitrust, competition, or trade regulation law that may be asserted by any Governmental Authority with respect to this Agreement or any Ancillary Agreement, or any transaction contemplated hereby or thereby, so as to make effective as promptly as practicable the transactions contemplated hereby. Without limiting the generality of the foregoing, each of Buyer and Seller shall use its commercially reasonable efforts to obtain the approvals and consents and make, or cause to be made, the filings with, and provide, or cause to be provided, the notices to, any Governmental Authority set forth in Exhibit C. Notwithstanding anything in this Agreement to the contrary, in no event will Buyer (or any of its Affiliates) be obligated to propose or agree to make any divestiture, accept any operational restriction, or take any other action that would be reasonably expected to limit the right of Buyer or its Affiliates to own or operate all or any portion of their respective businesses or assets.

(b)           Each of Seller and Buyer (as applicable, the “Reviewing Party”) shall have the right to review in advance, and the other party (the “Filing Party”) shall consult with the Reviewing Party on, any filing or written materials submitted by the Filing Party to any third party or any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. Each of the parties hereto agrees that it will keep the other parties apprised in a timely manner of the status of matters referred to in Section 5.5(a). Each of the parties hereto agrees that none of the information regarding it or any of its Affiliates supplied or to be supplied by it or on its behalf in writing specifically for inclusion in any documents to be filed with any Governmental Authority in connection with this Agreement or the transactions contemplated hereby will, at the respective times such documents are filed with any Governmental Authority, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           Each party hereto shall promptly, to the extent permitted under applicable Law, advise the other party upon receiving any communication from any Governmental Authority relating to the transactions contemplated by this Agreement or the Ancillary Agreements or otherwise materially affecting its ability to timely consummate the transactions contemplated hereby or thereby.

(d)           This Section 5.5 shall not apply to the obtaining of Client consents, which shall be governed exclusively by Section 5.2.

Section 5.6           Expenses. Except as otherwise specified in this Agreement, (a) Buyer shall bear the fees, costs and expenses (including legal, accounting, investment banking and other professional advisory fees, costs and expenses) incurred by it or any of its Affiliates in connection with the negotiation, preparation and actions contemplated by this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby and (b) Seller shall bear the fees, costs and expenses (including legal, accounting, investment banking and other professional advisory fees, costs and expenses) incurred by it or any of its Affiliates in connection with the negotiation, preparation and actions contemplated by this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby; provided that Buyer and Seller shall each be responsible for 50% of the fees, costs and expenses (including legal, accounting, investment banking and other professional advisory fees, costs and expenses) relating to (i) obtaining the consents contemplated by Section 5.2 (including the costs and expenses of proxy solicitation, printing and mailing, information statements required to be distributed to the shareholders and legal counsel) (the “Fund Consent Expenses”), (ii) obtaining the consents contemplated by Section 5.5 (the “Governmental Consent Expenses”), and (iii) obtaining the consents contemplated by Section 5.7 (the “Third-Party Consent Expenses”). Each of Buyer and Seller shall promptly reimburse the other party upon request with respect to its share of any Fund Consent Expenses, Governmental Consent Expenses or Third-Party Consent Expenses paid by the other party.

Section 5.7           Third-Party Consents.

(a)           Seller and Buyer shall cooperate with each other and each of Seller and Buyer shall use its commercially reasonable efforts to obtain any consents and approvals that may be required from third parties in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; provided that the obtaining of any such consent or approval shall not be deemed to be a condition to the obligations of the parties to consummate the transactions contemplated hereby. This Section 5.7 shall not apply to (x) the obtaining of Client consents, which shall be governed exclusively by Section 5.2, or (y) the obtaining of consents, approvals and waivers of Governmental Authorities, which shall be governed exclusively by Section 5.5.

(b)           Notwithstanding anything to the contrary in this Agreement, if any Purchased Asset is not able to be transferred to Buyer, except with the consent, approval or authorization of any third-party, and such consent, approval or authorization has not been obtained on or prior to the Closing, (i) the transfer of such Purchased Asset shall not be effective as of the Closing Date, but rather such Purchased Asset shall be transferred to Buyer only upon such time as such consent, approval or authorization has been obtained, (ii) Seller and Buyer shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to obtain such consent, approval or authorization as promptly thereafter as practicable after the Closing Date, and (iii) to the extent permitted under any relevant underlying Contract and subject to applicable Law, Seller shall use its commercially reasonable efforts to provide Buyer or its Affiliates (as applicable) with the rights and benefits of such Purchased Asset, and Buyer or its Affiliates (as applicable) shall assume all obligations and burdens thereunder.

(c)           Seller shall not be required to and, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), shall not agree to, amend or modify any Assumed Contract in to order to obtain any consent, approval or authorization required in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(d)           Upon the reasonable request of Buyer (any such request to be made no later than 30 days following the date hereof), Buyer and Seller shall amend (i) Exhibit E to include any Contract relating to the Business to which Seller is a party (other than any Contract which also relates to any Excluded Business), and (ii) Section 2.14 of the Seller Disclosure Schedule to include any Intellectual Property (other than any Intellectual Property set forth on Exhibit B-2) that is (A) owned by Seller or its Affiliates, (B) necessary for Buyer and its Affiliates to operate the Business after the Closing, and (C) primarily related to the Business during the 365 day period ending on the date hereof.

Section 5.8           Additional Financial Information. No later than 45 days after the end of each fiscal quarter the last day of which occurs after the 45th day prior to the date hereof and more than 45 days prior to the Closing, Seller shall provide (or cause to be provided) to Buyer copies of any regularly prepared quarterly statements of revenue of Seller to the extent related to the Business.

Section 5.9           Revenue Run-Rate Schedules. No later than the fifth Business Day after the end of each calendar month ending between the date hereof and the Closing (other than the calendar month immediately preceding the month in which the Closing occurs), Seller shall deliver (or cause to be delivered) to Buyer a schedule setting forth in reasonable detail the calculation of the Revenue Run-Rate as of the last Business Day of such month.

Section 5.10        Efforts of Parties to Close. During the period from the date of this Agreement through the Closing, each party hereto shall use its commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated by this Agreement and each Ancillary Agreement as promptly as practicable following the date of this Agreement, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of such transactions. In furtherance and not in limitation thereof, the parties hereto shall, and shall cause their applicable Affiliates to, negotiate in good faith prior to the Closing to finalize the terms of each of the Ancillary Agreements and the schedules, exhibits, annexes and ancillary agreements thereto. Each party hereto shall, and shall cause its Affiliates to, execute and deliver the Ancillary Agreements to which such Person is a party at or prior to the Closing.

Section 5.11        Sprott Shares. Buyer Parent shall use its commercially reasonable efforts to ensure that the Sprott Shares comprising part of the Sale Consideration will: (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable Sprott Shares; and (ii) will not be issued in violation of the Organizational Documents of Buyer Parent, or any agreement, contract, covenant, undertaking or commitment to which Buyer Parent is bound. Buyer Parent shall only issue the Sprott Shares in compliance with all applicable Securities Laws, including all disclosure requirements under Securities Laws, or in reliance on an exemption from any such Securities Laws, including the filing of Form 72-503F with the Ontario Securities Commission at such time or times as may be required.

Section 5.12        Further Assurances. Each party hereto shall (and shall cause its respective Affiliates to), at the request of any other party, at any time and from time to time following the Closing, execute and deliver to the requesting party such further customary instruments and take such other actions as may be reasonably necessary or appropriate in order to confirm or carry out the provisions of this Agreement and the Ancillary Agreements.

Section 5.13        No Solicitation. During the period from the date hereof continuing through the Closing, Seller shall not, shall cause its Controlled Affiliates not to, and shall use commercially reasonable efforts to cause the respective directors, officers and employees of Seller and each of its Controlled Affiliates not to, and shall instruct the respective legal, accounting, investment banking and other professional advisors of Seller and each of its Controlled Affiliates not to, solicit, knowingly encourage or engage in discussions or negotiations with any Person (other than Buyer and its Affiliates and their respective advisors and representatives), or enter into any letter of intent, memorandum of understanding or other agreement with any such Person, concerning the acquisition by such Person of any of the Purchased Assets, the Business, or any equity interest in Seller.

Section 5.14        Employee Benefits.

(a)           Offers of Employment. Each employee of the Seller set forth on Schedule 5.14(a) is hereinafter referred to as a “Seller Employee.” At least five Business Days prior to the Closing Date, the Employer will make a written offer of employment, on an “at-will” basis, to each of the Seller Employees (other than the Key Employees) to be effective as of the Closing Date with such terms and conditions that are comparable in the aggregate to the terms and conditions of employment for each such Seller Employee as in effect immediately prior to the Closing Date. Buyer shall notify Seller prior to the Employer making any such written offer of employment to any Seller Employee. Section 5.14(a) of the Seller Disclosure Schedule (the “Seller Employees Schedule”) identifies as of the date hereof each Seller Employee’s name, job title or position (including whether full- or part-time), date of hire, job grade, employment status, primary work location, current base salary or wage rate, commission rates, 2018 bonus or variable compensation received, target 2019 bonus or variable compensation, annual vacation entitlement and sick and vacation leave that is accrued but unused.

(b)           Transferred Employees. Buyer shall cause the Employer to hire each Seller Employee who accepts the offer of employment from the Employer. Each Seller Employee who accepts the offer of employment from the Employer and whose employment is not terminated due to the failure by such Seller Employee to provide necessary work authorization documentation (including Form I-9 documentation) and commences employment with Buyer, shall be referred to herein as a “Transferred Employee.” Except to the extent prohibited by applicable Law or this Agreement, Seller shall provide Buyer reasonable opportunity to meet and communicate with the Seller Employees concerning employment offers and employment with Buyer in accordance with this Section 5.13, no later than 30 days after the date hereof.

(c)           Credit for Service. For purposes of eligibility and vesting under any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and for purposes of accrual and entitlement to vacation and other paid time off and severance benefits, the plans maintained by the Employer and any of its Affiliates that provide benefits to any Transferred Employees after the Closing Date (the “New Plans”) shall credit each Transferred Employee with his or her years of service with Seller and its Affiliates before the Closing Date, to the same extent as such Transferred Employee was entitled, before the Closing Date, to credit for such service under any corresponding Seller Benefit Plan, except where such credit would result in a duplication of benefits or where such service with Seller and its Affiliates would not otherwise be recognized under the terms of the applicable Seller Benefit Plan. Without limiting the generality of the foregoing: (i) Buyer shall and shall cause the Employer to use commercially reasonable efforts to cause each Transferred Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a corresponding Seller Benefit Plan in which such Transferred Employee participated immediately before such replacement, if such Transferred Employee is eligible to participate in such New Plan after giving effect to the immediately preceding sentence; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, Buyer shall use commercially reasonable efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Transferred Employee and his or her covered dependents, except to the extent such preexisting conditions and actively-at-work requirements had not been satisfied under the analogous Seller Benefit Plan, and (B) any eligible expenses paid by such Transferred Employee and his or her covered dependents under a Seller Benefit Plan during the portion of the plan year prior to the Closing to be taken into account under such New Plan for purposes of satisfying any corresponding deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the plan year in which the Closing Date occurs as if such amounts had been paid in accordance with such New Plan.

(d)           [Reserved]

(e)           Seller Obligations. Seller shall be solely responsible, and Buyer (and its Affiliates, including the Employer) shall have no obligation whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of Seller, including, without limitation, hourly pay, commissions, bonuses, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to service with Seller at any time on or prior to the Closing Date, and Seller shall pay all such amounts to all entitled persons no later than 30 days following the Closing Date, unless earlier required by applicable Laws.

(f)           Claims. Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees of Seller or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Date. Seller also shall remain solely responsible for all workers’ compensation claims of any current or former employees of Seller which relate to events occurring on or prior to the Closing Date. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

Section 5.15        Certain Notifications. Each party hereto shall promptly notify the other parties in writing of any fact, circumstance, event or action, of which such party has Knowledge, the existence, occurrence or taking of which has resulted or will result in, (a) any representation or warranty made by such party not being true and correct in all material respects or (b) the failure of any of the conditions set forth in Article VI hereunder to be satisfied or becoming incapable of being satisfied.

Section 5.16        Non-Compete. For a period starting as of the Closing and expiring three years following the Closing Date, Seller shall not, and shall cause its Controlled Affiliates not to, directly or indirectly, (a) without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), engage in or have an ownership interest in any Person engaged in, any Competitive Business (as defined below), or (b) encourage or solicit any Transferred Client or Person who is an investor in any Transferred Client to cease or reduce its business with Buyer and its Affiliates, including by withdrawing or reducing any assets under management of such Person in the Public Funds or other Transferred Clients of Buyer or its Affiliates. Notwithstanding the foregoing, nothing contained in the first sentence of this Section 5.16 shall impede, prevent or otherwise restrict Seller or any of its Controlled Affiliates from: (i) holding or beneficially owning (A) equity or other ownership interests representing less than 5% of the outstanding equity securities of any Person engaged, directly or indirectly, in a Competitive Business, or (B) any debt-related securities of any Person engaged, directly or indirectly, in a Competitive Business; (ii) performing any services for Buyer or any of its Affiliates, including in connection with or under the Ancillary Agreements; (iii) engaging in any activities in connection with investments by Seller’s or its Controlled Affiliates’ general investment accounts; or (iv) acquiring and, after such acquisition, owning an interest in another Person (or its successor) that is engaged in a Competitive Business, if (A) such Competitive Business generated less than 15% of such Person’s consolidated net revenues and net profits, determined based on an average of the three most recently completed fiscal years of such Person, and (B) Seller uses commercially reasonable efforts to cause the acquired Person (or its successor) to enter into a definitive agreement to divest itself of the Competitive Business within 12 months after such acquisition is consummated. For the purposes of this Agreement, “Competitive Business” means the business of managing, sponsoring or providing Investment Advisory Services to a registered mutual fund that has an investment strategy substantially similar to the Gold Fund.

Section 5.17        Delivery of Closing Revenue Run-Rate Schedule. Seller shall deliver (or cause to be delivered) to Buyer, not later than the fifth Business Day prior to the Closing Date, a complete and correct schedule setting forth in reasonable detail the calculation of the Closing Revenue Run-Rate. On the Closing Date, Seller shall deliver (or cause to be delivered) to Buyer an updated schedule setting forth in reasonable detail the calculation of the Closing Revenue Run-Rate if necessary to reflect consents that have been obtained, and notices of withdrawal or termination that have been received, from any Clients from and after the date on which such schedule was initially delivered to Buyer through the Closing Date.

Section 5.18        Section 15(f).

(a)           Buyer and Seller have entered into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. Each of Buyer and Seller (i) shall not take, and shall cause its Affiliates not to take, any action not contemplated by this Agreement that would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of this Agreement and the transactions contemplated hereby, and (ii) shall not fail to take any action if the failure to take such action would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of this Agreement and the transactions contemplated hereby.

(b)           Seller shall use commercially reasonable efforts to assure that, at the Closing, and Buyer shall use commercially reasonable efforts to conduct its business and to cause each of its Affiliates to conduct its business so as to assure that, for the three-year period following the Closing, the composition of the Gold Fund Board (including the board of directors or trustees (as applicable) of the surviving entity of the Gold Fund Reorganization) is in compliance at such times with Section 15(f)(1)(A) of the Investment Company Act.

(c)           For a period of two years after the Closing, Buyer shall conduct its business and shall cause each of its Affiliates to conduct its business so as to assure that there shall not be imposed on the Gold Fund (including the surviving entity of the Gold Fund Reorganization) an “unfair burden” (as described in Section 15(f) of the Investment Company Act) as a result of the transactions contemplated by this Agreement and the Ancillary Agreements, or any express or implied terms, conditions or understandings applicable thereto.

(d)           For a period of three years from the Closing, Buyer shall not engage, and shall cause its Affiliates not to engage, in any transaction that would constitute an “assignment” (as defined in the Investment Company Act) to a third party of any investment advisory agreement between (i) Buyer or any of its Affiliates and (ii) the Gold Fund (including the surviving entity of the Gold Fund Reorganization) unless it obtains a covenant in all material respects the same as that contained in this Section 5.18; provided that if Buyer or any of its Affiliates obtains an exemptive order from the SEC as contemplated by Section 15(f)(3) of the Investment Company Act (or if Section 15(f) of the Investment Company Act no longer applies to the transactions contemplated by this Agreement or the Ancillary Agreements, including as a result of any SEC staff interpretation), then this covenant shall be deemed to be modified to the extent necessary to permit Buyer and its Affiliates to act in a manner consistent with such SEC exemptive order or such applicable SEC staff interpretation.

(e)           If Section 15(f) of the Investment Company Act no longer applies to the transactions contemplated by this Agreement or the Ancillary Agreements, then the covenants in this Section 5.18 shall be deemed to be modified to the extent necessary to permit Buyer and its Affiliates to act in a manner consistent with such change(s) to the Investment Company Act.

Section 5.19        Wrong Pockets.

(a)           In the event that, after the Closing, Seller or any of its Affiliates receives any payment related to any Purchased Asset, Seller shall use (and shall cause its Affiliates to use) commercially reasonable efforts to remit any such payment by Wire Transfer within five Business Days (or cause to be so remitted within five Business Days) such funds to Buyer, but in any event such funds shall be remitted to Buyer as soon as possible thereafter.

(b)           In the event that, after the Closing, Buyer or any its Affiliates receives any payment related to any Excluded Assets, Buyer shall use (and shall cause its Affiliates to use) commercially reasonable efforts to remit any such payment by Wire Transfer within five Business Days (or cause to be so remitted within five Business Days) such funds to Seller, but in any event such funds shall be remitted to Seller as soon as possible thereafter.

(c)           In the event that, after the Closing, Seller or any of its Affiliates pays or discharges an Assumed Liability, Buyer shall (and shall cause its Affiliates to) reimburse Seller or such Affiliate for any amount so paid or discharged promptly (and in any event within five Business Days) following the request from Seller or such Affiliate, accompanied by reasonable documentation for payment.

(d)           In the event that, after the Closing, Buyer or any of its Affiliates pays or discharges a Retained Liability, Seller shall (and shall cause its Affiliates to) reimburse Buyer or such Affiliate for any amount so paid or discharged promptly (and in any event within five Business Days) following the request from Buyer or such Affiliate, accompanied by reasonable documentation for payment.

(e)           Subject to Section 5.7, in the event that record or beneficial ownership or possession of any property, right, Contract or other asset constituting a Purchased Asset is held by Seller or its Affiliates on or after the Closing Date, at Buyer’s request, Seller shall, subject to applicable Law and the terms of any relevant Contract, use commercially reasonable efforts to transfer (or cause to be transferred) to Buyer or a designated Affiliate thereof such property, right, Contract or asset for no or nominal value; provided that pending such transfer, subject to applicable Law and the terms of any relevant Contract, Seller shall, or shall cause its Affiliates to, (i) operate or retain such property, right Contract or asset as may reasonably be instructed by Buyer and (ii) provide Buyer all of the rights and benefits and obligations and burdens associated with the ownership and operation thereof.

(f)           In the event that record or beneficial ownership or possession of any property, right, Contract or other asset constituting an Excluded Asset is held by Buyer or its Affiliates on or after the Closing Date, at Seller’s request, and subject to applicable Law and the terms of any relevant Contract, Buyer shall use (and shall cause its Affiliates to use) commercially reasonable efforts to transfer (or cause to be transferred) to Seller or a designated Affiliate thereof such property, right, Contract or asset for no or nominal value; provided that pending such transfer, subject to applicable Law and the terms of any relevant Contract, Buyer shall, or shall cause its Affiliates to, (i) operate or retain such property, right Contract or asset as may reasonably be instructed by Seller and (ii) provide Seller all of the rights and benefits and obligations and burdens associated with the ownership and operation thereof.

Section 5.20        Name Change. To the extent that                                                                                                                                  are Transferred Clients, (i) Seller shall use commercially reasonable efforts to change the names of                                                                                                                         to names reasonably acceptable to Buyer, with such name changes to take effect as of the Closing or (in the case of any such name change that is not reasonably practicable to be effected as of the Closing) at the earliest time following the Closing upon which such name change becomes reasonably practicable, and (ii) in the case of any such name change that is not effected as of the Closing, Seller shall cooperate with Buyer as reasonably requested by Buyer to effect such name change at the earliest time following the Closing upon which such name change becomes reasonably practicable and, effective as of the Closing, hereby grants to Buyer a license to use the names                                                                                                                         in substantially the same manner as such names were used prior to the Closing until such time as such name changes become effective.

Section 5.21        Transfer Restrictions. Seller covenants and agrees that any transfer by Seller of Sprott Shares received by Seller pursuant to this Agreement (including any Key Employee Transfer) shall be effected only in accordance with the terms set forth on Exhibit D hereto. Any attempted transfer to a Person in violation of any of the terms set forth in Exhibit D hereto shall be void.

Article VI

CONDITIONS TO THE CONSUMMATION OF THE Transactions

Section 6.1           Mutual Conditions. The respective obligation of Seller, Buyer and Buyer Parent to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a)           No Injunction. (i) No order, injunction or decree issued by any Governmental Authority of competent jurisdiction preventing the consummation of the transactions contemplated hereby shall be in effect and (ii) no statute, rule, regulation, order, injunction or decree shall have been enacted by any Governmental Authority of competent jurisdiction that prohibits or makes illegal the consummation of the transactions contemplated hereby; and

(b)           Listing of the Sprott Shares. The conditional approval to the listing of the Sprott Shares issuable as part of the Sale Consideration on the TSX shall have been made, given or obtained and is in force and has not been modified.

Section 6.2           Conditions to the Obligation of Buyer and Buyer Parent . The obligation of Buyer and Buyer Parent to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Buyer and Buyer Parent:

(a)           (i) Each of the Seller Fundamental Representations shall be true and correct in all respects with only de minimis exceptions, and (ii) each other representation and warranty of Seller set forth in Article II of this Agreement shall be true and correct in all respects (determined without regard to any qualifications as to materiality or Seller Material Adverse Effect), except for any failure(s) to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect, in the case of each of clauses (i) and (ii) above, on the Closing Date with the same effect as though each such representation and warranty had been made on and as of the Closing Date (except for any representation or warranty made as of a specified date, which shall be so true and correct only as of such specified date);

(b)           Seller shall have performed and complied in all material respects with its covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing;

(c)           An appropriate senior officer of Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by such officer on behalf of Seller (and not in such officer’s individual capacity) confirming the satisfaction of the conditions contained in paragraphs (a) and (b) of this Section 6.2;

(d)           Seller shall have delivered (or caused to be delivered) the certificates, documents and other items to be delivered (or caused to be delivered) by it pursuant to Section 1.6(b);

(e)           The Closing Revenue Run-Rate shall not be less than 75% of the Base Revenue Run-Rate;

(f)           Unless resulting from death or disability of the Key Employee party thereto, each of the Employment Agreements shall be in full force and effect without repudiation and shall not have been breached by the Key Employee party thereto, and each Key Employee shall be ready and able to commence his full-time employment with Buyer or one of its Affiliates immediately following the Closing; and

(g)           From the date hereof through the Closing, no Seller Material Adverse Effect shall have occurred.

Section 6.3           Conditions to the Obligation of Seller. The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Seller:

(a)           (i) Each of the representations and warranties of Buyer and Buyer Parent (as applicable) contained in Section 3.1, Section 3.2, Section 4.1 and Section 4.2 shall be true and correct in all respects with only de minimis exceptions, and (ii) each other representation and warranty of Buyer and Buyer Parent set forth in Article III and Article IV of this Agreement shall be true and correct in all respects (determined without regard to any qualifications or limitations as to materiality or material adverse effect), except for any failure(s) to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Buyer or Buyer Parent to consummate the transactions contemplated hereby or to comply with its obligations hereunder in a timely manner, in the case of each of clauses (i) and (ii) above, on the Closing Date with the same effect as though each such representation and warranty had been made on and as of the Closing Date (except for any representation or warranty made as of a specified date, which shall be so true and correct only as of such specified date);

(b)           Buyer shall have performed and complied in all material respects with its covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing;

(c)           An appropriate senior officer of each of Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by such officer on behalf of Buyer (and not in such officer’s individual capacity) confirming the satisfaction of the conditions contained in paragraphs (a) and (b) of this Section 6.3; and

(d)           Buyer and Buyer Parent shall have delivered (or caused to be delivered) the certificates, documents and other items to be delivered (or caused to be delivered) by it pursuant to Section 1.6(a).

Section 6.4           Frustration of Closing Conditions, etc. None of the parties hereto may invoke or exercise any right based on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement. If the Closing occurs, all closing conditions set forth in Section 6.1 and Section 6.2 that have not been fully satisfied as of the Closing shall be deemed to have been waived by Buyer. If the Closing occurs, all closing conditions set forth in Section 6.1 and Section 6.3 that have not been fully satisfied as of the Closing shall be deemed to have been waived by Seller. For the avoidance of doubt, nothing in this Section 6.4 shall relieve any party hereto from Liability for any breach of, or any failure to satisfy, any representation, warranty, covenant or agreement contained herein prior to the Closing Date.

Article VII

TERMINATION

Section 7.1           Termination. This Agreement may be terminated at any time prior to the Closing, as follows:

(a)           by mutual written consent of Seller and Buyer;

(b)           by Buyer or Seller, by written notice to the other, if any order of any Governmental Authority permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose breach of any provision of this Agreement, directly or indirectly, caused or resulted in the occurrence of such order;

(c)           by Seller, by written notice to Buyer, if Buyer or Buyer Parent breaches any representation or warranty, or fails to perform any covenant or other agreement, contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and which breach or failure to perform cannot be cured or has not been cured (to the extent necessary to avoid a failure of such a condition) prior to the earlier of (x) 30 days after receipt by Buyer of written notice of such breach from Seller and (y) five Business Days prior to the Termination Date;

(d)           by Buyer, by written notice to Seller, if Seller breaches any representation or warranty, or fails to perform any covenant or other agreement, contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and which breach or failure to perform cannot be cured or has not been cured (to the extent necessary to avoid a failure of such a condition) prior to the earlier of (x) 30 days after receipt by Seller of written notice of such breach from Buyer and (y) five Business Days prior to the Termination Date; or

(e)           by Buyer or Seller, by written notice to the other, if the Closing does not occur by the close of business on March 31, 2020 (the “Termination Date”); provided that neither Seller, on the one hand, nor Buyer, on the other hand, may terminate this Agreement pursuant to this clause (e) if Seller (in the case of termination by Seller) or Buyer or Buyer Parent (in the case of termination by Buyer) is in material breach of any of its respective representations or warranties, or has materially failed to perform any of its representative covenants or other agreements, contained in this Agreement on the Termination Date and such breach or failure to perform shall have been the cause of, or shall have resulted in, directly or indirectly, the failure of the Closing to occur by the Termination Date.

Section 7.2           Survival After Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall be null and void and have no further force or effect, without any Liability on the part of any party hereto, except for the provisions of Section 5.4(c), Section 5.6, this Section 7.2 and Article IX, which shall survive such termination. Notwithstanding the foregoing, except as otherwise expressly provided herein, the termination of this Agreement shall not relieve any party hereto of Liability for its willful and material breach of this Agreement. For purposes of this Agreement, “willful and material breach” means a material breach of any material representation, warranty or covenant or other agreement in this Agreement that is a consequence of an act or failure to act by or on behalf of the breaching party with actual knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, result in a breach of this Agreement.

Article VIII

INDEMNIFICATION

Section 8.1           Survival of Representations, Warranties, Covenants and Other Agreements. All representations and warranties made in this Agreement shall survive the Closing for a period of 18 months after the Closing Date; provided that the Fundamental Representations shall survive the Closing indefinitely and the representations and warranties set forth in Section 2.16 shall survive the Closing until 60 days following the expiration of the applicable statutory period of limitations (including any extensions thereof). All covenants or agreements contained in this Agreement that, by their terms, are to be fully performed prior to the Closing shall survive the Closing for a period of 18 months after the Closing Date. All covenants or agreements contained in this Agreement that by their terms contemplate performance, in whole or in part, after the Closing shall survive the Closing only until the expiration of the term of the undertaking in such covenant or agreement or, if no such term is specified, for a period of 18 months after the Closing Date.

Section 8.2           Indemnification.

(a)           Following the Closing, and subject to the other terms of this Article VIII, Seller shall indemnify, defend and hold harmless Buyer and each of its Affiliates and each of their respective officers, directors, employees and agents (each, a “Buyer Indemnified Party”) from and against any and all claims, losses, damages, Liabilities, awards, judgments, costs, Taxes and expenses (including reasonable fees and expenses of attorneys, accountants and consultants) actually incurred by it (collectively, “Losses” and individually, a “Loss”) to the extent arising out of or resulting from:

(i)           any failure of any representation or warranty made by Seller in this Agreement to be true and correct as of the date hereof and as of the Closing Date (or, in the case of any representation or warranty expressly made as of an earlier date, as of such date);

(ii)          any breach of any covenant or agreement of Seller set forth in this Agreement;

(iii)         any Retained Liability; and

(iv)         any Taxes required to be paid by Seller under Section 9.10.

(b)           Following the Closing, and subject to the other terms of this Article VIII, Buyer shall indemnify, defend and hold harmless Seller and each of its Affiliates and each of their respective officers, directors, employees and agents (each, a “Seller Indemnified Party”) from and against any and all Losses to the extent arising out of or resulting from:

(i)           any failure of any representation or warranty made by Buyer in this Agreement to be true and correct as of the date hereof and as of the Closing Date (or, in the case of any representation or warranty expressly made as of an earlier date, as of such date);

(ii)          any breach of any covenant or agreement of Buyer set forth in this Agreement; and

(iii)         any Assumed Liability.

(c)           Following the Closing, and subject to the other terms of this Article VIII, Buyer Parent shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Losses to the extent arising out of or resulting from:

(i)           any failure of any representation or warranty made by Buyer Parent (as applicable) in this Agreement to be true and correct as of the date hereof and as of the Closing Date (or, in the case of any representation or warranty expressly made as of an earlier date, as of such date); and

(ii)          any breach of any covenant or agreement of Buyer Parent set forth in this Agreement.

(d)           Notwithstanding any other provision of this Agreement to the contrary, or the purposes of this Article VIII, any inaccuracy in or breach of any representation or warranty, and the amount of any Loss in connection therewith, shall be determined without regard to any materiality, Seller Material Adverse Effect, Buyer Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 8.3           Indemnification Procedure.

(a)           Promptly after the Person seeking indemnification pursuant to Section 8.2 (the “Indemnified Party”) has knowledge of any event or circumstance of any claim by a third party that would reasonably be expected to give rise to indemnification under this Article VIII (a “Third-Party Claim”) (but in any event not later than 10 Business Days prior to the time any response to the asserted claim is required), the Indemnified Party shall promptly deliver to the Person from which indemnification is sought (the “Indemnifying Party”) a notice (a “Claim Notice”) setting forth in reasonable detail a description of the matter giving rise to indemnification hereunder, including, if known, a good faith estimate of anticipated Losses; provided, however, that any failure or delay by the Indemnified Party in delivering a Claim Notice to the Indemnifying Party shall not affect the Indemnified Party’s right to indemnification under this Article VIII, except to the extent the Indemnifying Party has been prejudiced by such failure or delay (including to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure and such forfeiture results in prejudice to the Indemnifying Party). The Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third-Party Claim and all other information, including the estimated amount (if the calculation of such estimated amount is reasonably practicable) of the Loss that has been or may be sustained by the Indemnified Party with respect to the Third-Party Claim as the Indemnifying Party may reasonably request and the basis of the Indemnified Party’s request for indemnification under this Agreement. A claim for indemnification for any matter not constituting a Third-Party Claim shall be asserted by the Indemnified Party by prompt written notice to the Indemnifying Party. The notice of claim shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such claim, and the amount, or good faith estimate of the amount (to the extent then known), of Losses arising therefrom and the method of computation thereof.

(b)           In case the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim in any Claim Notice, the Indemnifying Party, as soon as practicable after receipt of such Claim Notice (and in any event not later than 15 Business Days after such receipt), shall deliver to the Indemnified Party a written notice to such effect and the Indemnifying Party and the Indemnified Party, within the 30-day period beginning on the date of receipt by the Indemnified Party of such written objection, shall attempt to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected, and any agreement reached regarding their respective rights with respect to any of such claims shall be set forth in a written agreement signed by the parties. If the Indemnified Party and the Indemnifying Party are unable to agree as to any particular item or items or amount or amounts, then either the Indemnified Party or the Indemnifying Party may submit such dispute to a court of competent jurisdiction in accordance with this Agreement.

(c)           After receipt by the Indemnifying Party of a Claim Notice of a Third-Party Claim, such Indemnifying Party may, at its option, assume the defense of the Indemnified Party against such claim (including the employment of counsel of the Indemnifying Party’s choosing) and the Indemnified Party shall cooperate in and assist in good faith in such defense and the Indemnified Party shall reasonably cooperate in and assist in good faith in such defense; provided that (x) in the case of a Third-Party Claim that is brought by a Governmental Authority (other than a taxing authority) that names only Buyer and/or its Affiliates as a party, Buyer shall be entitled to assume and control the defense of such Third-Party Claim, (y) in the case of a Third-Party Claim that is brought by a Governmental Authority (other than a taxing authority) that names only Seller and/or its Affiliates as a party, Seller shall be entitled to assume and control the defense of such Third-Party Claim and (z) in the case of a Third-Party Claim that is brought by a Governmental Authority (other than a taxing authority) that names both (1) Buyer and/or any of its Affiliates as a party and (2) Seller and/or any of its Affiliates as a party, each of Buyer and Seller shall be entitled to assume the defense of the portion of such Third-Party Claim that involves it or one of its Affiliates. The Indemnified Party shall reasonably cooperate in and assist in good faith with the compromise of, or defense against, such claim, and shall make available to the Indemnifying Party and its attorneys and accountants all pertinent information under its control relating to such claim. Except with the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed, no Indemnifying Party shall settle or compromise any Third-Party Claim or permit a breach or default judgment or consent to an entry of judgment unless such settlement, compromise or judgment (i) relates solely to money damages, (ii) provides for a full release of each Indemnified Party and (iii) does not contain any admission or finding of wrongdoing on behalf of the Indemnified Party. Until the Indemnifying Party shall have so assumed the defense of the Indemnified Party against such claim following the delivery of such Claim Notice, the Indemnified Party shall undertake the defense of such claim, and if such Indemnified Party is entitled to indemnification under this Article VIII, all reasonable legal and other expenses reasonably incurred by the Indemnified Party shall be borne by the Indemnifying Party. Any Indemnified Party shall have the right to employ one separate counsel (other than local counsel) in any such action or claim and to participate in (but not control) the defense thereof at its own cost and expense (unless otherwise agreed by the Indemnifying Party) if (i) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party, or (ii) in the reasonable opinion of counsel to the Indemnified Party, (A) a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable or (B) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party; provided that the Indemnifying Party shall bear the reasonable costs and expense of such separate counsel in the case of the foregoing clause (ii). No Indemnifying Party shall be liable to indemnify any Indemnified Party for any Losses arising out of any consent to an entry of judgment or any compromise or settlement of any such action or claim that is effected by the Indemnified Party without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

Section 8.4           Limitation of Liability.

(a)           Notwithstanding any provision of this Agreement to the contrary, Seller shall not have any indemnification obligations for Losses under Section 8.2(a)(i), and no Buyer Indemnified Party shall be entitled to indemnification or recovery, or to otherwise make a claim for indemnity or recovery, under Section 8.2(a)(i), (i) unless and until the aggregate amount of Losses for which indemnification would otherwise be available under Section 8.2(a)(i) but for this Section 8.4(a) exceeds an amount equal to 1.0% of the Sale Consideration (the “Indemnification Deductible”), in which event Seller shall be liable only for any and all Losses suffered or incurred by the Indemnified Party in excess of the Indemnification Deductible or (ii) to the extent that the aggregate amount of all such Losses exceeds 15% of the Sale Consideration (the “Indemnification Cap”). Notwithstanding any provision of this Agreement to the contrary, the maximum aggregate obligation of Seller under Sections 8.2(a)(i) and 8.2(a)(ii) shall not exceed the amount of the Sale Consideration.

(b)           Notwithstanding any provision of this Agreement to the contrary, Buyer shall not have any indemnification obligations for Losses under Section 8.2(b)(i), and Buyer Parent shall not have any indemnification obligations for Losses under Section 8.2(c)(i), and no Seller Indemnified Party shall be entitled to indemnification or recovery, or to otherwise make a claim for indemnity or recovery, under Section 8.2(b)(i) or Section 8.2(c)(i), (i) unless and until the aggregate amount of Losses for which indemnification would otherwise be available under Section 8.2(b)(i) and Section 8.2(c)(i) but for this Section 8.4(b) exceeds the Indemnification Deductible, in which event Buyer and/or Buyer Parent (as applicable) shall be liable only for any and all Losses suffered or incurred by the Indemnified Party in excess of the Indemnification Deductible or (ii) to the extent that the aggregate amount of all such Losses exceeds the Indemnification Cap. Notwithstanding any provision of this Agreement to the contrary, the maximum aggregate obligation of Buyer and Buyer Parent under Section 8.2(b)(i), Section 8.2(b)(ii), Section 8.2(c)(i) and Section 8.2(c)(ii) shall not, in the aggregate, exceed the amount of the Sale Consideration.

(c)           Notwithstanding any provision of this Agreement to the contrary, the Indemnification Deductible and Indemnification Cap limitations shall not apply to any claim for indemnification in respect of any breach of the Fundamental Representations or any representation set forth in Section 2.11(h), Section 2.11(i) or Section 2.16.

(d)           All claims for indemnification pursuant to Section 8.2(a)(ii), Section 8.2(b)(ii) and Section 8.2(c)(ii) must be asserted by the party seeking indemnification, in writing in accordance with this Article VIII not later than the date on which the applicable covenant or agreement ceases to survive pursuant to Section 8.1; provided, however, that if written notice of a claim specifying the indemnification claim in reasonable specificity (including the covenants and/or agreements alleged to have been breached (as applicable)) has been given in accordance with this Article VIII prior to such date, such claim (and the relevant covenants and/or agreements of the other party) shall survive until such claim has been finally resolved pursuant to this Article VIII. Notwithstanding anything to the contrary in this agreement, all claims for indemnification under Section 8.2(a)(iii) and Section 8.2(b)(iii) shall survive indefinitely.

Section 8.5           Effect on Final Purchase Price. All payments made under this Article VIII shall be treated as adjustments to the Sale Consideration for all Tax purposes, except as otherwise required pursuant to applicable Law.

Section 8.6           Calculation of Losses. In calculating any amount indemnifiable hereunder in respect of Losses, Losses shall be reduced by (a) any amounts recovered by the Indemnified Party under available insurance policies, indemnification obligations or other rights of recovery with respect to such Losses, net of any deductible or any other reasonable out-of-pocket expense incurred by the Indemnified Party in obtaining such recovery, and (b) any Tax benefit actually realized by the Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses in the taxable year in which such Loss was accrued, incurred or paid or in any subsequent taxable year. If an Indemnified Party or its Affiliates receives any such recovery described in clause (a) or (b) above after an indemnification payment by the Indemnifying Party has been made, then such Indemnified Party or its Affiliates shall promptly reimburse the Indemnifying Party for any payment made, but not in excess of the amount received by the Indemnified Party or its Affiliates. In the event of the occurrence of any Losses, an Indemnified Party shall seek recovery under any available insurance policies, indemnification obligations or other rights of recovery with respect to such Losses.

Section 8.7           No Duplication. The amount of any Losses for which indemnification is provided under this Article VII shall be determined without duplication of any other Losses for which an indemnification claim has been made or could be made under any other covenant or agreement of this Agreement.

Section 8.8           Exclusive Remedy. Each of the parties acknowledges and agrees that (a) except for a claim for fraud on the part of a party hereto, from and after the Closing, the indemnification provisions of this Article VIII shall be the sole and exclusive monetary remedy of the parties for any breach or inaccuracy of any representation, warranty, covenant or agreement contained in this Agreement or any certificate or instrument delivered pursuant hereto at or prior to the Closing, (b) any and all such claims arising out of, or in connection with, the transactions contemplated by this Agreement must be brought under and in accordance with the terms of this Agreement and (c) no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each of the parties acknowledges and agrees that the right to indemnification and all other remedies based upon any representation, warranty, covenant or agreement contained in this Agreement shall not be limited, diminished or otherwise affected by any investigation conducted with respect to, or any knowledge acquired at any time, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or agreement.

Section 8.9           Assignment of Claims. The Indemnifying Party shall be subrogated to, and the Indemnified Party shall assign, any right of action (whether pursuant to contract, arising under applicable Law or otherwise) which the Indemnified Party may have against any other Person with respect to any matter giving rise to a claim for indemnification hereunder.

Article IX

MISCELLANEOUS

Section 9.1           Amendments; Waiver. This Agreement may not be amended, altered or modified, and no provision hereof may be waived, except by written instrument executed by Seller and Buyer. No waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other inaccuracy, breach or failure to strictly comply with the provisions of this Agreement.

Section 9.2           Entire Agreement, etc. This Agreement (including the Annexes and Exhibits, the Seller Disclosure Schedule, the Buyer Disclosure Schedule and any certificates executed or delivered by any of the parties pursuant hereto) and the Ancillary Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, except as expressly provided herein, and supersedes all prior agreements and understandings, discussions, negotiations and communications, written and oral, among the parties with respect to the subject matter hereof and thereof.

Section 9.3           Interpretation.

(a)           When a reference is made in this Agreement or any Ancillary Agreement to Articles, Annexes, Sections, Schedules or Exhibits, such reference is to an Article of, Annex of, Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated.

(b)           Any capitalized term used in any Ancillary Agreement or the Articles, Annexes, Sections, Schedules or Exhibits of this Agreement or any Ancillary Agreement but not otherwise defined therein will have the meaning given to such term in this Agreement.

(c)           The table of contents and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

(d)           Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Except as the context otherwise requires, the word “or” shall not be exclusive and shall mean “and/or.”

(e)           The terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement.

(f)            Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular.

(g)           All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.

(h)           Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding or correlative meaning.

(i)            References to any statute or regulation means such statute or regulation as amended, modified or supplemented from time to time and includes any successor legislation or regulation thereto and any rules and regulations promulgated thereunder, in each case through the date hereof.

(j)            All references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. All references to “dollars” or “$” shall be to U.S. dollars.

(k)           Each of the parties hereto acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution and delivery of this Agreement and the Ancillary Agreements and that it has executed and delivered the same with consent and upon the advice of said independent counsel. Each of the parties hereto and its counsel cooperated in the drafting the preparation of this Agreement, the Ancillary Agreements and other documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of all of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties hereto and this Agreement as if drafted jointly by all of the parties hereto.

(l)            References to any Person include the successors and permitted assigns of that Person.

(m)           Any documents and agreements that have been posted to the Electronic Data Room and remain accessible in the Electronic Data Room on the date hereof shall be deemed to have been “delivered,” “provided,” or “made available” (or any phrase of similar import) to Buyer by Seller.

(n)           When calculating the period of time before which, within which or following which, any act is to be done or step taken under this Agreement, the date that is the reference date in calculating such period will be included. If the last day of a period measured in Business Days is a non-Business Day, the period in question will end on the next succeeding Business Day.

Section 9.4           Disclosure Schedules. The disclosure of any item or matter in the Seller Disclosure Schedule or the Buyer Disclosure Schedule shall not be construed as an admission, acknowledgment, representation or indication that such item or other matter is “material” or has or would have a Seller Material Adverse Effect or that such item or other matter is required to be referred to or disclosed in the Seller Disclosure Schedule or the Buyer Disclosure Schedule (as applicable), nor shall such disclosure establish a standard of materiality for any purpose whatsoever. The disclosure of any item or matter relating to any possible breach or violation of any Law or Contract shall not be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Section 9.5           Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 9.6           Notices. Unless otherwise provided herein, all notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed given and received (a) if delivered in person, on the date delivered, (b) if transmitted by fax or email (provided that the receiving party delivers a written confirmation of receipt of such notice either by fax, email or any other method described in this Section 9.6), on the date sent or (c) if delivered by an express courier, on the second Business Day after mailing, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Seller:

Tocqueville Asset Management L.P.

40 West 57th Street

New York, NY 10019

Attention:	Robert Kleinschmidt, President and Chief Executive Officer
Email:	rwk@tocqueville.com

Attention:	Kelsey Graham, Legal Affairs
Email:	KGraham@Tocqueville.Com

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10001

Attention:	Robert Van Grover, Esq.
Email:	vangrover@sewkis.com
Tel.:	(212) 574-1205

If to Buyer or Buyer Parent:

Sprott Asset Management LP
200 Bay Street
Royal Bank Plaza, South Tower

Toronto, Ontario, Canada M5J 2J1

Attention:	Arthur Einav
Email:	aeinav@sprott.com

Sprott Inc.
200 Bay Street
Royal Bank Plaza, South Tower

Toronto, Ontario, Canada M5J 2J1

Attention:	Arthur Einav
Email:	aeinav@sprott.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Attention:	Michael D. Dorum
Fax:	(212) 735-2000
Email:	Michael.Dorum@skadden.com

Stikeman Elliott LLP
5300 Commerce Court West, 199 Bay St.
Toronto, ON M5L 1B9

Attention:	John Ciardullo

J.R. Laffin

Fax:	(416) 947-0866
Email:	jciardullo@stikeman.com and jrlaffin@stikeman.com

Section 9.7           No Assignment; Binding Effect; Persons Benefiting.

(a)           This Agreement or the rights and obligations of the parties hereunder shall not be assigned, in whole or in part, by operation of law or otherwise, (i) in the case of an assignment by Seller, without the prior written consent of Buyer, or (ii) in the case of an assignment by Buyer, without the prior written consent of Seller. Notwithstanding the foregoing, Buyer may assign (and need not seek prior consent before doing so) any of its rights or obligations under this Agreement, in whole or in part (including, without limitation, the right to purchase the Purchased Assets and assume the Assumed Liabilities), to one or more of its Affiliates; provided that no such assignment shall relieve Buyer of any of its Liabilities hereunder.

(b)           This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Except as specified herein, no provision of this Agreement is intended or shall be construed to confer upon any Person other than the parties and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof.

Section 9.8           Specific Performance.

(a)           The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, each party hereto may be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party hereto to cause the other parties to consummate the transactions contemplated hereby. Each party hereto shall be entitled to seek to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.12, without proof of actual damages (and each party hereto hereby waives any requirement for the securing or posting of any bond or security in connection with such remedy), such enforcement of specific performance being in addition to any other remedy to which any party may be entitled at law or in equity. The parties hereto further agree not to assert that a remedy of monetary damages would provide an adequate remedy for any breach of this Agreement. Each of the parties hereto further agrees that specific performance by or injunctive relief against any party will not cause any undue hardship to such party.

(b)           Each of the parties hereto agrees and acknowledges that (i) it is the intention and desire of the parties that each party hereto be able to obtain specific performance to specifically enforce the provisions of this Agreement and prevent breaches of this Agreement. No party hereto shall be required to provide any bond or other security in connection with any order or injunction to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement.

Section 9.9           Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, pdf or other electronic transmission), each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement (including by facsimile, pdf or other electronic transmission) shall be effective as delivery of an executed counterpart of this Agreement.

Section 9.10        Tax Matters.

(a)           Transfer Taxes. All transfer, stamp, sales, value added, and use Taxes, and similar Taxes, assessments, levies, tariffs, imposts, tolls, customs, duties, export and import fees and charges, registration fees, and any similar costs incurred and payable under Law applicable to, or resulting from, the transactions contemplated by this Agreement, including any related interest, fines, and penalties, if any (collectively, “Transfer Taxes”), shall be paid one-half by Buyer and one-half by Seller when due, and Seller shall, at Buyer and Seller’s equal expense, file or cause to be filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and shall promptly provide Buyer copies of any such documentation and Tax Returns.

(b)           Purchase Price Allocation. Seller and Buyer shall allocate the Sale Consideration and any Liabilities assumed by Buyer (plus other relevant items) (the “Allocable Amount”) in accordance with the requirements of Sections 338 and 1060 of the Code. As soon as practicable following the Closing, Seller shall prepare a draft schedule reflecting the allocation of the Allocable Amount and shall submit such allocation to Buyer for review. Seller and Buyer shall use commercially reasonable efforts to agree on the amount and proper allocation of the Allocable Amount in accordance with Section 1060 of the Code. If Seller and Buyer have not agreed on the allocation within 90 calendar days after the Closing Date, then Seller and Buyer shall each have the right to deliver notice to the other party of its intent to refer the matter for resolution to the Independent Accountant. Seller and Buyer will each deliver to the other and to the Independent Accountant a notice setting forth in reasonable detail their proposed allocations. Within 30 calendar days after receipt thereof, the Independent Accountant will deliver the allocation schedule and provide a written description of the basis for its determination of the allocations therein (such allocations, whether agreed to by Seller and Buyer or determined by the Independent Accountant (the “Final Allocation”) shall be final, binding and conclusive on Seller and Buyer). Notwithstanding anything to the contrary, one-half of all fees, costs and expenses of retaining the Independent Accountant pursuant to this Section 9.10(b) shall be borne by Seller and one-half of such fees, costs and expenses of retaining the Independent Accountant pursuant to this Section 9.10(b) shall be borne by Buyer. Each party will bear the costs of its own counsel, witnesses (if any) and employees. The parties agree not to take any position inconsistent with the Final Allocation for Tax reporting purposes unless otherwise required by a “determination” within the meaning of Section 1313 of the Code (or similar state law) to the contrary.

Section 9.11        Governing Law. This Agreement, the legal relations between the parties hereto and the adjudication and the enforcement thereof, shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflict of law provisions thereof that could result in the application of the laws of any other jurisdiction.

Section 9.12        Consent to Jurisdiction; Waiver of Jury Trial.

(a)           Each party hereto irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and the U.S. District Court sitting in the State of Delaware (and appellate courts thereof), for the purposes of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any dispute in the State of Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 9.12. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or other proceeding in the Court of Chancery of the State of Delaware, or the U.S. District Court sitting in the State of Delaware (and appellate courts thereof), and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any dispute brought in any such court has been brought in an inconvenient forum.

(b)           EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR FROM ANY PARTY’S PERFORMANCE UNDER THIS AGREEMENT OR FROM THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.13        No Recourse. This Agreement may only be enforced against the named parties hereto and their successors and assigns, and all claims or causes of action based upon, arising out of or relating to this Agreement, its negotiation, execution or performance or the transactions contemplated hereby may be made only against such parties and their successors and assigns, and no past, present or future director, officer, employee incorporator, member, manager, partner, equityholder, shareholder, Affiliate, agent, attorney or other representative of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto) or any of their respective Affiliates shall have any Liability or obligation with respect to this Agreement or with respect to any claim or cause of action, whether in tort, contract or otherwise, that may be based upon, arise out of or relate to this Agreement, its negotiation, execution or performance or the transactions contemplated hereby. Notwithstanding the foregoing provisions of this Section 9.13, nothing herein shall limit any Liability of any Person under the confidentiality provisions of Section 5.4(a) or under the provisions of the Letter Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

TOCQUEVILLE ASSET MANAGEMENT LP

By:	/s/ Robert W. Kleinschmidt
Name: Robert W. Kleinschmidt
Title: President and Chief Executive Officer

[Signature Pages – Asset Purchase Agreement]

SPROTT ASSET MANAGEMENT LP,
BY ITS GENERAL PARTNER, SPROTT ASSET MANAGEMENT GP INC.

By:	/s/ W. Whitney George
Name: Whitney George
Title: Chief Investment Officer

SPROTT INC.

By:	/s/ W. Whitney George
Name: Whitney George
Title: President

[Signature Pages – Asset Purchase Agreement]

Annex A - Definitions

“Adjusted Assets Under Management” shall mean, with respect to each Client, as of a specified date, the amount of assets under management by Seller as of the Base Date, as adjusted, in the case of any determination of Adjusted Assets Under Management after the Base Date, to reflect additions, withdrawals, contributions and redemptions of funds for any reason. For the avoidance of doubt, the calculation of Adjusted Assets Under Management shall not take into account any distributions of interest, dividends, income or capital gains from any account or any increase or decrease in assets under management due to market appreciation or depreciation or any currency fluctuations after the Base Date.

“Administrative Services Contract” shall mean any Contract of Seller for the purpose of providing administrative services in connection with the Business.

“Advisory Contract” shall mean any Contract of Seller for the purpose of providing investment advisory or subadvisory services in connection with the Business.

“Affiliate” shall mean any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified; provided that no Client or Controlled Affiliate thereof shall be an Affiliate of Seller.

“Agreement” shall have the meaning set forth in the preamble hereto.

“Allocable Amount” shall have the meaning set forth in Section 9.10(b).

“Ancillary Agreements” shall mean the Assignment and Assumption Agreement and the Employment Agreements.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and any comparable foreign Law that is applicable to Seller or any Fund.

“Anti-Money Laundering Laws” shall mean all Laws, financial reporting standards and recordkeeping and other requires issued, entered into, or promulgated by any Governmental Authority concerning money laundering or similar activities, in each case, to the extent applicable to Seller or any Fund.

“Assignment and Assumption Agreement” shall have the meaning set forth in the recitals hereto.

“Assumed Contracts” shall mean all of those contracts specifically set forth on Exhibit E.

“Assumed Liabilities” shall have the meaning set forth in Section 1.3.

“Base Date” shall mean June 30, 2019.

Annex A-1

“Base Revenue Run-Rate” shall have the meaning set forth in Section 2.10(a).

“Base Revenue Run-Rate Schedule” shall have the meaning set forth in Section 2.10(a).

“Broker-Dealer” shall mean Tocqueville Securities L.P., a limited partnership formed under the laws of the State of Delaware.

“Business” shall mean the business and operations of Seller and its Affiliates relating to managing, sponsoring and/or providing Investment Advisory Services to each of:

(i)           Tocqueville Gold Fund (which shall include without limitation the Tocqueville Gold Fund Institutional Class);

(ix)          Sprott Hathaway Special Situations Fund (Cayman) LTD.;

(x)           Sprott Hathaway Special Situations Fund (US) LP; and

(xi)          the Sprott Hathaway Special Situations Master Fund LP.

“Business Day” shall mean any day on which the TSX is open for trading and that is not a Saturday, a Sunday, or a day on which banks in Toronto, Canada or New York City are authorized or required to close for regular banking business.

“Buyer” shall have the meaning set forth in the preamble hereto.

“Buyer Administrative Services Contract” shall mean any Contract of Buyer for the purpose of providing administrative services to a Client or Other Client following the Closing.

“Buyer Advisory Contract” shall mean any Contract of Buyer for the purpose of providing Investment Advisory Services to a Client or Other Client following the Closing.

“Buyer Disclosure Schedule” shall have the meaning set forth in the introduction to Article III.

Annex A-2

“Buyer Distributor” shall mean SGRIL or any other Affiliate of Buyer that acts as principal underwriter (or equivalent distributor) in respect of any Client.

“Buyer Fund” shall mean a newly created “shell” investment company (or series thereof) registered under the Investment Company Act formed for the purpose of effecting the Gold Fund Reorganization.

“Buyer Fundamental Representations” shall mean the representations in Section 3.1 and Section 4.1 (Organization), and Section 3.2 and Section 4.2 (Authority).

“Buyer Indemnified Party” shall have the meaning set forth in Section 8.2(a).

“Buyer Intermediary Contract” shall mean any Contract between Buyer or Buyer Distributor (or any Affiliate thereof) and any Intermediary.

“Buyer Material Adverse Effect” shall mean any event change, effect or occurrence that prevents or materially delays the ability of Buyer, Buyer Parent or any of their respective Affiliates to perform its obligations under this Agreement or any Ancillary Agreement.

“Buyer Parent” shall have the meaning set forth in the preamble hereto.

“Buyer Party” shall mean each of Buyer and Employer.

“Claim Notice” shall have the meaning set forth in Section 8.3(a).

“Client” shall mean any Person to which Seller provides Investment Advisory Services in connection with the Business.

“Client Relationship” shall mean, with respect to any Client, all of the business relationships of Seller or its Affiliates with such Client with respect to the provision of Investment Advisory Services or administrative services in connection with the Business (whether pursuant to an Advisory Contract, Administrative Services Contract or otherwise).

“Closing” shall have the meaning set forth in Section 1.5.

“Closing Cash Consideration” shall have the meaning set forth in Section 1.7(a).

“Closing Date” shall have the meaning set forth in Section 1.5.

“Closing Revenue Run-Rate” shall mean the aggregate Revenue Run-Rate for each Client as of the Closing RRR Calculation Date (other than any Client that is a Non-Consenting Client), which consents shall, for the avoidance of doubt, be measured through the Closing Date.

“Closing RRR Calculation Date” shall mean the last Business Day of the month ending immediately prior to the Closing Date.

“Closing Share Consideration” shall mean a number of Sprott Shares equal to the quotient of (a) $5,000,000 divided by (b) the volume weighted average of the closing price of Sprott Shares on the TSX over the five trading days occurring immediately prior to the Closing Date.

Annex A-3

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competitive Business” shall have the meaning set forth in Section 5.16.

“Contingent Payment Amount” shall mean (a) with respect to the Year 1 Calculation Date, the Year 1 Contingent Payment Amount and (b) with respect to the Year 2 Calculation Date, the Year 2 Contingent Payment Amount.

“Contingent Payment Calculation Date” shall mean each of the Year 1 Calculation Date and the Year 2 Calculation Date.

“Contingent Payment Statement” shall have the meaning set forth in Section 1.8(b).

“Contract” shall mean any contract, agreement, indenture, note, bond, loan, letter of credit, pledge, instrument, lease, mortgage, license, commitment or other arrangement or agreement to which the applicable Person is a party or by which the applicable Person or any of its properties or assets is bound.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by contract or otherwise. The terms “Controlling” and “Controlled” shall have correlative meanings.

“Disputed Item” shall have the meaning set forth in Section 1.8(c)(ii).

“Electronic Data Room” shall mean the electronic data room established by or on behalf Seller, as the same exists as of the date of this Agreement or on such other date as may be specified with respect thereto in the provisions of this Agreement.

“Employer” shall mean SGRIL or, as determined by Buyer in its sole and absolute discretion, Buyer or any other Affiliate of Buyer.

“Employment Agreement” shall have meaning set forth in the recitals hereto.

“Encumbrance” shall mean any lien, pledge, mortgage, security interest, claim, charge, easement or other encumbrance of any kind.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules, regulations and class exemptions of the Department of Labor thereunder.

“ERISA Affiliate” shall mean any Person that for purposes of Title I or Title IV of ERISA or Section 412 of the Code would be deemed at any relevant time to be a “single employer,” or would otherwise be aggregated with, Seller or any of its Affiliates under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

Annex A-4

“Estimated Contingent Payment Amount” shall have the meaning set forth in Section 1.8(b).

“Estimated Year 1 Cash Portion” shall have the meaning set forth in Section 1.8(b).

“Estimated Year 1 Share Portion” shall have the meaning set forth in Section 1.8(b).

“Estimated Year 2 Contingent Payment Amount” shall have the meaning set forth in Section 1.8(d)(ii)(A).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Excluded Assets” shall have the meaning set forth in Section 1.2.

“Excluded Business” shall mean any business of Seller other than the Business.

“Excluded Taxes” shall mean (i) all Taxes not relating to the Business, the Purchased Assets or the Assumed Liabilities owed by Seller or any of its Affiliates for any period and (ii) all Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any period (or portion thereof) ending on or prior to the Closing Date.

“Filing Party” shall have the meaning set forth in Section 5.5(b).

“Final Allocation” shall have the meaning set forth in Section 9.10(b).

“Final Year 1 Cash Portion” shall have the meaning set forth Section 1.8(c)(vi).

“Final Year 1 Contingent Payment Amount” shall have the meaning set forth in Section 1.8(c)(vi).

“Final Year 1 Share Portion” shall have the meaning set forth in Section 1.8(c)(vi).

“Final Year 2 Contingent Payment Amount” shall have the meaning set forth in Section 1.8(c)(vii).

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc. and any successor thereto.

“Fund Consent Expenses” shall have the meaning set forth in Section 5.6.

“Fundamental Representations” shall mean the Buyer Fundamental Representations and the Seller Fundamental Representations.

“GAAP” shall mean the generally accepted accounting principles as used in the United States, as in effect at the time any applicable financial statements were or are prepared.

“Global Investment Performance Standards” shall mean the Global Investment Performance Standards maintained by the CFA Institute.

Annex A-5

“Gold Fund” shall mean The Tocqueville Gold Fund, a series of The Tocqueville Trust, a Massachusetts business trust.

“Gold Fund Board” shall mean the board of trustees of the Tocqueville Trust.

“Gold Fund Reorganization” shall mean the transfer by the Gold Fund of all assets and liabilities to, and reorganization of the Gold Fund with and into, the Buyer Fund pursuant to an agreement and plan of reorganization in customary form, it being understood and agreed that as a result of such asset transfer and reorganization, (i) the board of trustees of the Buyer Fund immediately following such asset transfer and reorganization shall consist of the members of the board of trustees of the Buyer Fund immediately prior to such asset transfer and reorganization and such other persons as may be selected by the board of trustees of the Buyer Fund in its sole discretion, (ii) the Buyer Fund shall become (or shall already be) party to an investment advisory agreement with Buyer and agreements with third-party service providers (including each dealer agreement, sub-transfer agency agreement and other similar agreement with a financial intermediary), which agreements shall (x) provide to the Buyer Fund substantially the same services as those provided under the Advisory Contract and such other agreements with third-party service providers in effect for the Gold Fund as of immediately prior to the closing of the Gold Fund Reorganization and (y) be on economic terms (including, for the avoidance of doubt, net fee terms) and non-economic terms that, when combined with other fees and expenses, are no less favorable in the aggregate to the Buyer Fund than the economic and non-economic terms (in the aggregate and when combined with other fees and expenses) of the Advisory Contract and such other agreements with third-party service providers in effect for the Gold Fund as of immediately prior to the closing of the Gold Fund Reorganization, and (iii) for two years from the closing date of the Gold Fund Reorganization, the economic and non-economic terms under the investment advisory agreement between Buyer and the Buyer Fund and such other agreements with third party services providers, as described in the foregoing clause (ii), shall be, when combined with other fees and expenses, no less favorable in the aggregate to the Buyer Fund than the economic and non-economic terms (in the aggregate and when combined with other fees and expenses) of the Advisory Contract and such other agreements with third-party service providers in effect for the Gold Fund as of immediately prior to the closing of the Gold Fund Reorganization (after giving effect to any applicable fee waivers and/or reimbursement arrangements in effect on such closing date).

“Gold Fund Reorganization Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.2(a)(ii).

“Government Official” shall mean any officer or employee of a “Governmental Authority,” or any person acting in an official capacity on behalf of a Governmental Authority, including any party official, candidate for political office.

“Governmental Authority” shall mean any U.S. or foreign, federal, state, local or other governmental or non-governmental self-regulatory entity, body, organization, agency or authority exercising executive, legislative, judicial, regulatory or administrative functions, including the SEC.

“Governmental Consent Expenses” shall have the meaning set forth in Section 5.6.

Annex A-6

“Indebtedness” shall mean, without duplication, (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (b) any other indebtedness (both long- and short-term) that is evidenced by a note, bond, debenture, draft or similar instrument, (c) all obligations under financing or capital leases, (d) letters of credit and any similar agreements, (e) all obligations under any interest rate, currency swap or other hedging agreement or arrangement, (f) any guarantee of any of the obligations referred to in the foregoing clauses (a) though (e), and (g) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (f).

“Indemnification Cap” shall have the meaning set forth in Section 8.4(a).

“Indemnification Deductible” shall have the meaning set forth in Section 8.4(a).

“Indemnified Party” shall have the meaning set forth in Section 8.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.3(a).

“Independent Accountant” shall have the meaning set forth in Section 1.8(c)(iv).

“Infringe” shall have the meaning set forth in Section 2.15(b).

“Intellectual Property” shall mean, in any jurisdiction, any and all (a) patents and patent applications (including reissues, reexaminations, continuations, divisions, continuations-in-part, extensions, revisions and counterparts thereof in any jurisdiction), (b) Trademarks, including all applications and registrations therefor, (c) copyrights and works of authorship (whether registered or unregistered) and all copyright registrations and applications for registration of copyrights, (d) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, (e) Trade Secrets, know-how and other proprietary information, and (f) similar, corresponding or equivalent rights anywhere in the world.

“Intermediary” shall mean any selling dealer, selected dealer, platform provider, distributor or other broker-dealer, bank or intermediary.

“Investment Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

“Investment Advisory Services” shall mean acting as an “investment adviser” within the meaning of the Investment Advisers Act and any other applicable Law, and performing activities related or incidental thereto or otherwise providing any of the following services for compensation: (a) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds) or (b) the giving of advice, whether discretionary or non-discretionary, including sub-advisory services, with respect to the investment, disposition or reinvestment of assets or funds (or any group of assets or funds).

Annex A-7

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

“Key Employee” shall mean                                                                                                   .

“Key Employee Transfer” shall have the meaning set forth in the recitals.

“Knowledge” shall mean (a) with respect to Seller, the actual knowledge on the date hereof of any of the Persons listed on Exhibit F after having made reasonable inquiry, and (b) with respect to Buyer or Buyer Parent, the actual knowledge on the date hereof of any of the Persons listed on Exhibit G after having made reasonable inquiry.

“Law” shall mean, with respect to any Person or any property or asset, any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, judgment or directive (including those of any self-regulatory organization), as may be amended or modified from time to time, applicable to or legally binding on such Person (or its properties or assets) or to such property or asset from time to time.

“Letter Agreement” shall mean that certain letter agreement, dated as of May 14, 2019, by and among Sprott Inc., Buyer and Seller.

“Liability” shall mean any and all debts, liabilities, commitments or obligations, whether direct or indirect, accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable, whether arising in the past, present or future.

“License Agreements” shall mean all Contracts pursuant to which Seller or its Affiliates (a) licenses any Transferred Intellectual Property or (b) obtains a license to use any material Intellectual Property owned by third parties that is (A) necessary for Buyer and its Affiliates to operate the Business after the Closing, and (B) primarily related to the Business during the twelve (12) months prior to the date hereof (other than off-the-shelf, shrink-wrap, click-wrap, or other readily commercially available software licenses).

“Losses” shall have the meaning set forth in Section 8.2(a).

“Material Contract” shall mean any Contract (other than the Seller Benefit Plans) to which any Seller Party or, in the case of clause (d) below, any Client is a party or by which any of the foregoing or any of their respective properties or assets is bound of the type listed below:

(a)           any Advisory Contract with a Client;

(b)           any Administrative Services Contract with a Client;

(c)           any Contract related to the Business that contains fee sharing or revenue sharing provisions, fee or expense waivers or “most favored nation” or similar obligations or agreements;

Annex A-8

(d)           any distribution agreements related to the Business for which aggregate sales in the 2018 calendar year exceeded $100,000;

(e)           any License Agreement related to the Business with annual aggregate payments exceeding $100,000;

(f)            any agreements (i) restricting the ability of Seller or any of its Affiliates to operate in any geographic area or to compete with any Person with respect to the Business or (ii) that contains any exclusive dealing obligations or provisions limiting the ability of Seller or its Affiliates to solicit potential clients in respect of the Business or Persons to invest in Clients; and

(g)           any Contract pursuant to which Seller or any of its Affiliates or any third-party service provider provides transfer agency, fund custodial or fund accounting services related to any Public Fund.

“Misrepresentation” shall mean an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Net Fee Revenue” shall mean,

Annex A-9

“New Plans” shall have the meaning set forth in Section 5.14(c).

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“Non-Consenting Client” shall mean any Client for which (i) a consent has not been obtained in accordance with Section 5.2 prior to the Closing Date and/or (ii) any consent, approval or waiver of a Governmental Authority specified in Exhibit C has not been obtained in accordance with Section 5.5 prior to the Closing Date.

“Non-Sponsored Public Fund” shall mean                                                                                                                                                                                                                                                 .

“Notice of Disagreement” shall have the meaning set forth in Section 1.8(c)(ii).

“Organizational Documents” shall mean, with respect to any Person, any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements, limited liability company agreements, certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable; in each case, as has been amended or restated and as in effect on the date hereof.

“Other Client” shall mean any Person who is not a Client that makes an investment in an account, fund or other investment vehicle or product to which Buyer provides Investment Advisory Services that (x) are provided primarily by the Key Employees and (y) relate to any investment strategy that is substantially similar to the investment strategy of any Client of any of the Business.

“Performance Record” shall have the meaning set forth in Section 2.17(b).

Annex A-10

“Permit” shall mean any domestic and foreign federal, state and other governmental permit, license, registration, consent, agreement, waiver or authorization held or used by the applicable Person in connection with its business and operations.

“Permitted Encumbrances” shall mean (a) Encumbrances for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings, or due and not yet subject to penalties for nonpayment, (b) nonexclusive licenses of, or other grants of rights to use, Intellectual Property granted by Seller or its Affiliates in the ordinary course of business consistent with past practice, and (c) such Encumbrances that would not, individually or in the aggregate, reasonably be expected to impose any material restriction on any of the Purchased Assets.

“Person” shall mean any individual, corporation, company, partnership (limited or general), limited liability company, joint venture, association, trust, Governmental Authority or other business entity.

“Personal Data” has the same meaning as the term “personal data,” “personal information,” or the equivalent under any applicable data privacy, data security, or data protection Law.

“Post-Closing Taxes” shall mean all Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any period (or portion thereof) beginning after the Closing Date.

“Proceedings” shall have the meaning set forth in Section 2.13(a).

“Prohibited Payment” means any direct or indirect bribe, rebate, payoff, influence payment, kick-back or other payment or gift of money, property, or anything of value (including meals or entertainment) to any person, including any Government Official, made to unlawfully influence official action, to unlawfully obtain or retain business, to otherwise unlawfully secure any improper advantage or for any other purpose that is prohibited under any Anti-Corruption Laws.

“Public Fund” shall have the meaning set forth in Section 2.11(a).

“Public Fund Board” shall mean the board of directors or trustees (as applicable) of the applicable Public Fund.

“Public Fund Financial Statement” shall have the meaning set forth in Section 2.11(g).

“Purchased Assets” shall have the meaning set forth in Section 1.1(a).

Annex A-11

“Records” shall mean all books, records, files, papers, documents and information (in any form or medium) of Seller and its Affiliates that specifically pertain to the Purchased Assets or the Assumed Liabilities (including the Clients, Client Relationships and the Business), including: (i) records related to and supporting the Performance Record; (ii) documents related to Seller’s investment processes and methodologies in connection with the Business; (iii) Contracts governing the Client Relationships; (iv) all records utilized by Seller or Affiliates to administer, reflect, evidence or record information relating to the Client Relationships, including relating to any transfer agency functions of Seller and its Affiliates; (v) non-proprietary reports and data, know-your-customer reports, compliance reports and other materials relating to the Client Relationships; (vi) records maintained to comply with applicable Laws; (vii) vendor lists, mailing lists, revenue records, promotional, advertising and marketing distributions lists, brochures and sales and promotional materials and other materials associated with sales and marketing initiatives related to the Business; and (viii) records related to the Transferred Intellectual Property (including all documentation (to the extent so related), such as original registration certificates, design documentation and prosecution, enforcement and defense files, memos, notebooks, analyses, legal opinions and flings); provided that “Records” shall not include: (A) any original documents that Seller or any of its Affiliates is required to retain under any applicable Law or governmental order; (B) Seller’s minute books, stock records and other corporate or organizational records relating to corporate organization, formation or capitalization or internal corporate proceedings or corporate policies; (C) any Tax Returns and other documents, materials and information related to Taxes of Seller or any of its Affiliates; (D) any personnel files and related records (including (to the extent permitted by applicable Law) all employee benefit related files or records) of any employees of Seller or of its Affiliates (other than, with respect to Transferred Employees), (x) census data (including full name, job title, start date, service time, regularly scheduled hours, regular work week, part-time or full-time status, designation of exempt or non-exempt status, annual salary, hourly rate (if applicable), bonus opportunity, benefit plan enrollment (other than medical and dental plan enrollment, to the extent Seller and its Affiliates are prohibited or restricted from providing such information under applicable Law), tier, work address, work phone, home address, state of residence), Form I-9 and job description; (E) any books, records, files, papers, documents and information that are subject to the attorney-client privilege; (F) any books, records, files, papers, documents and information to the extent they relate to the Excluded Assets, any Excluded Business or the Retained Liabilities (it being understood that, pursuant to Section 5.3(b) (and subject to the terms thereof), Buyer shall have the right to access and make copies of all such books, records, files, papers, documents and information otherwise excluded by this clause (F) (other than any Tax Returns (except to the extent exclusively related to the Purchased Assets)) solely to the extent related to the Purchased Assets); and (G) any other books and records which Seller is prohibited from disclosing or transferring to Buyer under applicable Law.

“Regulatory Documents” shall mean, with respect to a Person, all forms, reports, registration statements, schedules and other documents filed, or required to be filed, by such Person pursuant to applicable Securities Laws or the other applicable rules and regulations of any Governmental Authority.

“Restricted Party” shall mean a Person that is: (i) listed on, or owned or controlled by a Person listed on, or acting on behalf of a Person listed on, any Sanctions List; (ii) a government of a Sanctioned Country or an agency, instrumentality of, or an entity directly or indirectly owned or controlled by, a government of a Sanctioned Country; (iii) any Person located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person in a Sanctioned Country; or (iv) otherwise a target of Sanctions (“target of Sanctions” signifying a Person with whom a Person subject to the jurisdiction of a Sanctions Authority would be prohibited or restricted from engaging in trade, business or other activities).

“Retained Liabilities” shall have the meaning set forth in Section 1.4.

Annex A-12

“Revenue Run-Rate” shall mean, with respect to any Client (other than, with respect to the Closing Revenue Run-Rate only, any Non-Consenting Client), as of a specified date, the aggregate annualized (x) investment advisory, investment management, and subadvisory fees (not including any performance-based incentive fees or similar fees (including any carried interest or profits interests), or any sales, exit, 12b-1 or similar fees), (y) administrative fees net of any subadvisory fees and sub-administration fees, and (z) distribution and services fees or 12b-1 fees payable to Seller Distributor (in the case of the Base Revenue Run-Rate) or Buyer Distributor (in the case of the Closing Revenue Run-Rate) paid to a Person other than Seller for such account payable to Seller as of such specified date, determined by multiplying the Adjusted Assets Under Management for such Client as of such specified date by the applicable fee rates for such Client under the applicable Advisory Contract, Administrative Services Contract, or distribution plan or Contract at such specified date (after, in the case of the Closing Revenue Run-Rate for a Client that was a Client as of the Base Date, reduction to reflect any fee waivers, expense limitations, reimbursement obligations or similar offsets and arrangements that were not in effect as of the Base Date but are to be in effect at the Closing or following the Closing). The calculation of the applicable annual fee rates used in the Closing Revenue Run-Rate shall be made in respect of the rates to be in effect as of the Closing Date, in a manner consistent with the methodologies used for the calculation of the applicable annual fee rates used in the Base Revenue Run-Rate.

“Reviewing Party” shall have the meaning set forth in Section 5.5(b).

“Sale Consideration” shall have the meaning set forth in Section 1.7.

“Sanctioned Country” shall mean any country or other territory subject to comprehensive country-wide or territory-wide Sanctions.

“Sanctions” shall mean the Laws, embargoes or restrictive measures concerning economic or financial sanctions administered, enacted or enforced by any Sanctions Authority.

“Sanctions Authority” shall mean the United States and its governmental institutions and agencies charged with issuing, administering, or enforcing Sanctions, including OFAC and the United States Department of State.

“Sanctions List” means, including without limitation, the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, and any other list or designation of targets of Sanctions maintained by a Sanctions Authority.

“SEC” shall mean the U.S. Securities and Exchange Commission and any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Advisers Act, the Investment Company Act, state “blue sky” securities and investment advisory laws, all similar foreign securities Laws, including the Securities Act (Ontario) and any other applicable Canadian provincial or territorial securities Laws, and the rules and regulations promulgated thereunder and the rules and regulations of the TSX.

Annex A-13

“SEDAR” shall mean the System for Electronic Document Analysis and Retrieval.

“Seller” shall have the meaning set forth in the preamble hereto.

“Seller Benefit Plan” shall mean any “employee benefit plan” (as defined in Section 3(3) of ERISA) and any other employment, bonus, deferred compensation, incentive compensation, equity or equity-based award, retention, change in control, transaction bonus, salary continuation, severance or termination pay, hospitalization, medical, dental, vision, life insurance, disability or sick leave benefit, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement or any other material fringe benefit, in each case (a) that is maintained, sponsored or contributed to by Seller in respect of any Seller Employees or (b) to which Seller has any liability; provided that in no event shall a Seller Benefit Plan include any arrangement operated by a Governmental Authority.

“Seller Disclosure Schedule” shall have the meaning set forth in the introduction to Article II.

“Seller Distributor” shall mean Tocqueville Securities L.P.

“Seller Employee” shall have the meaning set forth in Section 5.14(a).

“Seller Employees Schedule” shall have the meaning set forth in Section 5.14(a).

“Seller Fundamental Representations” shall mean shall mean the representations in Section 2.1 (other than the last sentence) (Organization and Formation), Section 2.2 (Authority) and Section 2.5 (Ownership of Purchased Assets).

“Seller Indemnified Party” shall have the meaning set forth in Section 8.2(b).

“Seller Material Adverse Effect” shall mean (x) any event, change, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the Purchased Assets, the Business or the Assumed Liabilities, in each case, taken as a whole, or (y) any event, change, effect or occurrence that prevents or materially delays the ability of Seller or any of its Affiliates to perform its obligations under this Agreement or any Ancillary Agreement; provided that any such event, change, effect or occurrence resulting from, arising in connection with or related to any of the following shall not constitute a “Seller Material Adverse Effect” and shall be excluded from any determination as to whether a Seller Material Adverse Effect has occurred or exists or would reasonably be expected to occur or exist: (a) the negotiation, execution and delivery of this Agreement and the Ancillary Agreements or the public announcement or consummation of the transactions contemplated hereby and thereby, (b) any change or condition generally affecting the investment management industry, (c) any change in economic, financial or securities market, regulatory or political conditions in the United States or any other country or region in the world (including any change in interest rates), (d) any outbreak or substantial worsening of war or hostilities, any terrorist act, calamity or natural disaster, or any similar crisis, (e) any change in Law or accounting principles or official binding interpretations, except, in the case of clauses (b), (c), (d) and (e) above, to the extent having a disproportionate impact on Seller, taken as a whole, as compared to similarly situated Persons in the investment management industry, (f) any failure of Seller to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying change, event, development, state of facts, circumstance, effect or occurrence that caused or contributed to such failure shall not be excluded), (g) any reduction in assets under management or the Revenue Run-Rate of any Client (the effect of which shall be governed solely by Section 6.2(e)) (provided that the underlying change, event, development, state of facts, circumstance, effect or occurrence that caused or contributed to such reduction shall not be excluded), (h) the loss of any employees or independent contractors of Seller, or (i) any action required by this Agreement or any action taken by, or with the consent of, Buyer or any of its Affiliates.

Annex A-14

“Seller Party” means Seller and each Affiliate of Seller that is party from time to time to this Agreement or any Ancillary Agreement.

“Separate Account Client” shall mean any Client that is not a Public Fund.

“SGRIL” shall mean Sprott Global Resource Investments Ltd.

“Solvent” shall have the meaning set forth in Section 3.7.

“Sponsored Public Fund” shall mean the Gold Fund.

“Sprott Filings” shall mean all documents publicly filed under the profile of Parent on SEDAR since January 1, 2018.

“Sprott Hathaway” shall mean Sprott Hathaway Special Situations Fund (US) LP, Sprott Hathaway Special Situations Fund (Cayman) LTD, and Sprott Hathaway Special Situations Master Fund LP, collectively.

“Sprott Shares” shall mean common shares in the capital of Buyer Parent.

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns 50% or more of the voting stock (or of any other form of other voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons; provided that no Client or Controlled Affiliate thereof shall be a Subsidiary of Seller.

“Tax” or “Taxes” shall mean any and all federal, state, local, foreign and other taxes, duties, levies, tariffs, imposts, tolls, customs or other similar assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, wealth, net wealth, net worth or similar governmental charges, together with any interests, penalties, additions to tax or other additional amounts imposed thereon.

Annex A-15

“Tax Return” shall mean any return, declaration, report, statement, form (including elections, estimates, declarations or amendments), claim for refund, or information return relating to Taxes, including any attachment, exhibit, schedule or supplement thereto and amendment thereof.

“Termination Date” shall have the meaning set forth in Section 7.1(e).

“Third-Party Claim” shall have the meaning set forth in Section 8.3(a).

“Third-Party Consent Expenses” shall have the meaning set forth in Section 5.6.

“Tocqueville Trust” shall mean the Tocqueville Trust, a Massachusetts business trust.

“Trade Secrets” shall mean trade secrets and other confidential information that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use.

“Trademarks” shall mean names, trademarks, service marks, trade names, business names, corporate names, domain names, logos, trade dress or other source indicators, whether registered or unregistered, together with all goodwill associated therewith or symbolized thereby.

“Transaction Notice” shall have the meaning set forth in Section 5.2(c)(i).

“Transfer Taxes” shall have the meaning set forth in Section 9.10(a).

“Transferred Client” shall mean any Person to which Seller provided Investment Advisory Services in connection with the Business and which was transferred to Buyer pursuant to the transactions contemplated herein.

“Transferred Employee” shall have the meaning set forth in Section 5.14(b).

“Transferred Intellectual Property” shall mean (i) all Intellectual Property that is (A) owned by Seller or its Affiliates, and (B) primarily related to the Business during the twelve (12) months prior to the date hereof, and (ii) the right to sue and otherwise recover damages for past Infringement thereof.

“TSX” shall mean the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, including its territories and possessions.

“Wire Transfer” shall mean a payment in immediately available funds by wire transfer in lawful money of the United States to such account or to a number of accounts as shall have been designated by written notice from the receiving party to the paying party at least five Business Days prior to the date of the applicable payment.

“Year 1 Calculation Date” shall mean the first anniversary of the Closing Date.

Annex A-16

“Year 1 Carry Over Amount” shall mean the excess, if any, of the Year 1 Sum over $15,000,000. For the avoidance of doubt, the Year 1 Carry Over Amount shall not be a negative number.

“Year 1 Cash Portion” shall mean an amount in cash equal to:

(a)           if the Year 1 Contingent Payment Amount is less than or equal to $10,000,000, the Year 1 Contingent Payment Amount; and

(b)           if the Year 1 Contingent Payment Amount is greater than $10,000,000, $10,000,000.

“Year 1 Contingent Payment Amount” shall mean an amount equal to:

(a)           the product of (i) 3.5 and (ii) aggregate Net Fee Revenues for all Clients and Other Clients as of the Year 1 Calculation Date; less

(b)           $15,000,000;

provided that the Year 1 Contingent Payment Amount shall not be (A) greater than $15,000,000 or (B) less than zero.

“Year 1 Share Portion” shall mean a number of Sprott Shares equal to:

(a)           if the Year 1 Contingent Payment Amount is less than or equal to $10,000,000, zero; and

(b)           if the Year 1 Contingent Payment Amount is greater than $10,000,000, the quotient determined by dividing:

(i)           the lesser of (A) $5,000,000 and (B) the excess of (1) the Year 1 Contingent Payment Amount over (2) $10,000,000; by

(ii)          the Year 1 Share Price.

“Year 1 Share Price” shall mean the volume weighted average of the closing price of Sprott Shares on the TSX over the 5 trading days occurring immediately prior to the date of the payment of the Year 1 Contingent Payment Amount to Buyer pursuant to Section 1.8(b).

“Year 1 Sum” shall mean (a) the product of (i) 3.5 and (ii) aggregate Net Fee Revenues for all Clients and Other Clients as of the Year 1 Calculation Date; less (b) $15,000,000. The Year 1 Sum shall take into account any adjustments to the calculation of the Net Fee Revenues as of the Year 1 Calculation Date set forth in the Contingent Payment Statement, as agreed upon or finally determined pursuant to Sections 1.8(b), 1.8(c) and 1.8(d) of this Agreement.

“Year 2 Calculation Date” shall mean the second anniversary of the Closing Date.

Annex A-17

“Year 2 Contingent Payment Amount” shall mean an amount equal to:

(a)           the product of (i) 3.5 and (ii) aggregate Net Fee Revenues for all Clients and Other Clients as of the Year 2 Calculation Date; less

(b)           the sum of (i) $15,000,000 and (ii) the Year 1 Contingent Payment Amount;

provided that the Year 2 Contingent Payment Amount shall not be (A) greater than the excess of (1) $50,000,000 over (2) the sum of $15,000,000 and the Year 1 Contingent Payment Amount, or (B) less than the lesser of (x) the amount determined pursuant to the forgoing clause (A) and (y) the Year 1 Carry Over Amount.

Annex A-18

Exhibit A

Form of Assignment and Assumption Agreement

A-1

CONFIDENTIAL

FORM OF

BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made and entered into on [●]1 by and among TOCQUEVILLE ASSET MANAGEMENT LP, a Delaware limited partnership (“Seller”) and SPROTT ASSET MANAGEMENT LP, a limited partnership formed under the laws of the Province of Ontario (“Buyer”) (Seller and Buyer are collectively referred to as the “Parties,” and each, individually, as a “Party”). All capitalized terms used herein without definition shall have the meanings set forth in the Asset Purchase Agreement (as defined below).

RECITALS

A.   Seller, Buyer and Sprott Inc., a corporation existing under the laws of the Province of Ontario entered into that certain Asset Purchase Agreement, dated as of [●], 2019 (as amended, restated, supplemented or otherwise modified from time to time, the “Asset Purchase Agreement”), pursuant to which Seller has agreed to sell to Buyer, and Buyer agreed to purchase from Seller, the Purchased Assets, upon the terms and subject to the conditions set forth in the Asset Purchase Agreement; and

B.   This Agreement is being executed and delivered by the Parties in connection with the consummation of the transactions contemplated by the Asset Purchase Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth in the Asset Purchase Agreement and hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1.    Transfer of Purchased Assets. Effective as of the Closing, Buyer hereby purchases from Seller, and Seller hereby sells, assigns, transfers, conveys and delivers to Buyer, free and clear of all Encumbrances (other than Permitted Encumbrances), all of Seller’s rights, title and interest in the Purchased Assets, attached as Exhibit A. Notwithstanding anything to the contrary in this Agreement, if any Purchased Asset that is indicated by an asterisk in Exhibit A hereto (each, a “Non-Transferred Asset”)2 is not able to be transferred to Buyer without the consent, approval or authorization of any third party, and such consent, approval or authorization has not been obtained on or prior to the Closing, the transfer by Seller to Buyer of such Non-Transferred Asset shall not be effective as of the Closing Date, but rather such Non-Transferred Asset shall be transferred by Seller to Buyer only upon such time as all requisite consents, approvals and authorizations with respect to the transfer of such Non-Transferred Asset have been obtained.

2.    Assumption of Liabilities. Buyer hereby accepts the foregoing transfer and assignment, and, effective as of the Closing, and from and after the Closing, Buyer hereby assumes, and agrees to pay, perform, and discharge when due, the Assumed Liabilities, attached hereto as Exhibit B.

[1]	Closing Date to be inserted.

[2]	Non-Transferred Assets (if any) to be designated by adding asterisks to Exhibit A prior to Closing Date.

3.    Relationship to the Asset Purchase Agreement. This Agreement is intended to evidence the consummation of certain transactions contemplated by the Asset Purchase Agreement. Nothing in this Agreement, express or implied, is intended to or shall be construed to alter, modify, change, waive, expand or limit in any way the rights and obligations of the Parties under, and the terms of, the Asset Purchase Agreement, and the representations, warranties, covenants, agreements and indemnities contained in the Asset Purchase Agreement shall not be superseded or in any way affected hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Asset Purchase Agreement and this Agreement, the terms of the Asset Purchase Agreement shall govern, including with respect to the enforcement of the rights and obligations of the Parties.

4.    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.	No Assignment; Binding Effect; Persons Benefiting.

a.    This Agreement and the rights and obligations of the Parties hereunder shall not be assigned, in whole or in part, by operation of law or otherwise, (i) in the case of an assignment by Seller, without the prior written consent of Buyer, or (ii) in the case of an assignment by Buyer, without the prior written consent of Seller. Notwithstanding the foregoing, Buyer may assign (and need not seek prior consent before doing so) any of its rights or obligations under this Agreement, in whole or in part, to one or more of its Affiliates; provided that no such assignment shall relieve Buyer of any of its Liabilities hereunder.

b.    This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Except as specified herein, no provision of this Agreement is intended or shall be construed to confer upon any Person other than the Parties and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof.

6.    Amendments; Waiver. This Agreement may not be amended, altered or modified, and no provision hereof may be waived, except by written instrument executed by Seller and Buyer. No waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other inaccuracy, breach or failure to strictly comply with the provisions of this Agreement.

7.    Governing Law. This Agreement, the legal relations between the Parties and the adjudication and the enforcement thereof, shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflict of law provisions thereof that could result in the application of the laws of any other jurisdiction.

8.    Consent to Jurisdiction; Waiver of Jury Trial.

a.    Each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and the U.S. District Court sitting in the State of Delaware (and appellate courts thereof), for the purposes of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 9.6 of the Asset Purchase Agreement shall be effective service of process for any dispute in the State of Delaware with respect to any matters to which it has submitted to jurisdiction in this Section  8. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or other proceeding in the Court of Chancery of the State of Delaware, or the U.S. District Court sitting in the State of Delaware (and appellate courts thereof), and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any dispute brought in any such court has been brought in an inconvenient forum.

b.    EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR FROM ANY PARTY’S PERFORMANCE UNDER THIS AGREEMENT OR FROM THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

9.    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, pdf or other electronic transmission), each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the Parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement (including by facsimile, pdf or other electronic transmission) shall be effective as delivery of an executed counterpart of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on the date first written above by its respective officers thereunto duly authorized.

TOCQUEVILLE ASSET MANAGEMENT LP

By:
Name:
Title:

[Signature Page – Bill of Sale and Assignment and Assumption Agreement]

SPROTT ASSET MANAGEMENT LP

By:
Name:
Title:

[Signature Page – Bill of Sale and Assignment and Assumption Agreement]

Exhibit A

Purchased Assets

(a)	the Client Relationships, including all of Seller’s right, title and interest in the Advisory Contract with each Client;

(b)	all accounts receivable, fees or other amounts (including any investment advisory or subadvisory fees and administrative fees) from Clients in respect of Investment Advisory Services or administrative services to be rendered on or after the Closing Date (whether such fees are paid prior to or after the Closing Date);

(c)	the Records;

(d)	the Transferred Intellectual Property;

(e)	the Assumed Contracts;

(f)	the Performance Record; and

(g)	all goodwill related to the foregoing.

Exhibit B

Assumed Liabilities

(a)	all Liabilities arising from or relating to any Purchased Asset; provided that to the extent that any Liabilities arise from or relate to Seller’s or its Affiliates’ operation or ownership of such Purchased Asset, in each case, on or prior to the Closing Date, then such Liabilities shall be deemed Retained Liabilities;

(b)	all Liabilities in respect of any Assumed Contract to the extent related to the performance of any obligations under any such Assumed Contract arising after the Closing; and

(c)	Post-Closing Taxes.

Exhibit B-1

Purchased Assets

(a)	the Client Relationships, including all of Seller’s right, title and interest in the Advisory Contract with each Client;

(b)	all accounts receivable, fees or other amounts (including any investment advisory or subadvisory fees and administrative fees) from Clients in respect of Investment Advisory Services or administrative services to be rendered on or after the Closing Date (whether such fees are paid prior to or after the Closing Date);

(c)	the Records;

(d)	the Transferred Intellectual Property;

(e)	the Assumed Contracts;

(f)	the Performance Record; and

(g)	all goodwill related to the foregoing.

Exhibit B-2

Excluded Assets

(a)	all cash, cash equivalents (including, for the avoidance of doubt, checks and drafts received by Seller or any of its Affiliates, but not yet reflected as available as of the Closing), bank deposits, securities and investments, if any, held by Seller;

(b)	accounts receivable, fees or other amounts, including all fees or other amounts due to Seller or any of its Affiliates from Clients in respect of periods ending prior to the Closing Date;

(c)	all furniture, fixtures, equipment (including computer hardware and data processing equipment), machinery, and other tangible personal property owned, leased or used by Seller or any of its Affiliates;

(d)	all real estate leases and subleases to which Seller and its Affiliates are party;

(e)	all Contracts of Seller or its Affiliates other than (x) the Advisory Contracts and (y) the Assumed Contracts;

(f)	all rights of Seller and its Affiliates under this Agreement and the Ancillary Agreements;

(g)	other than the Transferred Intellectual Property, and except as expressly set forth in Section 5.15, the Intellectual Property owned by Seller or any of its Affiliates that is not Transferred Intellectual Property;

(h)	the sponsorship of, all amounts deposited in, and the assets of all Seller Benefit Plans;

(i)	all current and prior insurance policies of Seller and all rights of any nature with respect thereto, including all benefits, proceeds, premium refunds or other insurance recoveries payable or paid thereunder and rights to assert claims with respect to any such benefits, proceeds, premium refunds or other insurance recoveries;

(j)	any Permits (including, for the avoidance of doubt, any and all licenses and registrations of Seller issued by the SEC);

(k)	rights of Seller to indemnification from Clients and other third parties with respect to any Retained Liabilities;

(l)	all rights of Seller to any refunds, including with respect to Taxes, deposits, rights of set off, and rights of recoupment, in each case whether or not such rights are related to the Business, and all prepaid Taxes, provided that any such refunds relating to Taxes of the Business, the Purchased Assets or the Assumed Liabilities are limited to Taxes relating to any period (or portion thereof) prior to and including the Closing Date; and

(m)	all books and records of Seller or its Affiliates other than the Records.

Exhibit B-3

Assumed Liabilities

(a)	all Liabilities arising from or relating to any Purchased Asset; provided that to the extent that any Liabilities arise from or relate to Seller’s or its Affiliates’ operation or ownership of such Purchased Asset, in each case, on or prior to the Closing Date, then such Liabilities shall be deemed Retained Liabilities;

(b)	all Liabilities in respect of any Assumed Contract to the extent related to the performance of any obligations under any such Assumed Contract arising after the Closing; and

(c)	Post-Closing Taxes.

Exhibit B-4

Retained Liabilities

(a)	all Liabilities of Seller and its Affiliates arising from or relating to Seller’s or its Affiliates’ operation or ownership of the Business, the Purchased Assets, the Clients or the Client Relationships, in each case, on or prior to the Closing Date, including, without limitation;

(b)	all Indebtedness of Seller or any of its Affiliates;

(c)	all Excluded Taxes;

(d)	all Liabilities arising out of or relating to the Excluded Assets;

(e)	all Liabilities arising out of or relating to the escheatment practices of Seller and its Affiliates with respect to the Business, the Clients and the Client Relationships, in each case, on or prior to the Closing Date;

(f)	all Liabilities for any and all severance or other termination-related costs with respect to Seller Employees who do not become Transferred Employees;

(g)	all Liabilities of Seller and its Affiliates (A) relating to the Seller Benefit Plans or arising under Title IV of ERISA or the joint and several liability provisions of the Code governing the Seller Benefit Plans or (B) arising from or in connection with the employment, retention or termination of any (1) former employee and any consultant or director of Seller or any of its Affiliates and (2) current employee of Seller or any of its Affiliates on or prior to the Closing, including without limitation, any Liabilities arising from, or in connection with, the transactions contemplated by this Agreement;

(h)	all Liabilities of Seller and its Affiliates arising out of or related to any insurance policy claims made on or prior to the Closing; and

(i)	except as otherwise specifically provided in this Agreement, all Liabilities relating to, arising under, or in connection with, any fees and expenses of Seller or its Affiliates incurred in connection with this Agreement or the consummation of the transactions contemplated hereby.

Exhibit C

Consents and Approvals

Cayman Islands

Filing of the updated Offering Memorandum of the                                                                                                                                          and amended Mutual Fund Application Form, to the Cayman Islands Monetary Authority, to be submitted by                                                                                          , within 21 days of the change in investment adviser of the                            from Seller to Buyer.

France

1.	Notification by to Autorité des marchés financiers (“AMF”) of the change in investment manager, from Seller to Buyer, of .

2.	Approval of AMF for the modification of the legal documentation of the (including the prospectus and the key investor information document) to reflect the change in delegation of the investment management of from Seller to Buyer.

3.	Provision of a true and complete copy, to AMF, of Buyer’s license to act as an asset manager, as granted by Buyer’s supervisory authority (the Ontario Securities Commission).

Luxembourg

4.	Approval of Commission de Surveillance du Secteur Financier for the delegation of the portfolio management of by Seller to Buyer.

5.	Approval of Commission de Surveillance du Secteur Financier for the updated prospectus of , including information on Buyer as the new portfolio manager.

6.	Approval of Commission de Surveillance du Secteur Financier of the assignment agreement in respect of the assignment, by Seller to Buyer, of the Investment Management Agreement, dated as of August 10, 2012, among and Seller.

Switzerland

7.	Approval of Swiss Financial Market Supervisory Authority, to be obtained by LLB Swiss Investment AG (formerly registered as LB (Swiss) Investment AG), for the modification of the fund contract in respect of the , such modification arising from the assignment, by Seller to Buyer, of the Investment Management Agreement, dated as of September 30, 2012, between LB (Swiss) Investment AG and Seller.

C-1

Exhibit D

Transfer Restrictions

Seller agrees and acknowledges that all Sprott Shares comprising the Sale Consideration are subject to restrictions on resale (including in connection with any Key Employee Transfer) described in this Exhibit D. In connection therewith, the Seller represents, warrants and covenants that:

(a)	The Seller understands and acknowledges that the Sprott Shares will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and agrees that if it decides to offer, sell, pledge or otherwise transfer any of the Sprott Shares, it will not offer, sell, pledge or otherwise transfer any of such securities, directly or indirectly, unless the transfer is:

(i)	to the Buyer Parent;

(ii)	made outside the United States in accordance with Rule 904 of Regulation S under the Securities Act and in compliance with applicable local laws and regulations;

(iii)	made in compliance with the exemption from registration under the Securities Act provided by Rule 144 under the Securities Act, if available, and the Seller has furnished to the Buyer Parent and its transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Buyer Parent and its transfer agent to such effect; or

(iv)	in another transaction that does not require registration under the Securities Act, and the Seller has furnished to the Buyer Parent and its transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Buyer Parent and its counsel to such effect;

and in each case in compliance with any applicable state securities laws in the United States.

Seller acknowledges that any Key Employee Transfer shall be effected pursuant to clause (iv) above, and the purchaser of such Sprott Shares shall be required to complete a United States Accredited Investor Representation Letter in the form of Schedule I to this Exhibit D.

(b)	Upon the original issuance of the Sprott Shares and until such time as is no longer required under applicable requirements of the Securities Act or applicable state securities laws, all certificates or electronic records representing the Sprott Shares, and all certificates or electronic records issued in exchange therefor or in substitution thereof, shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO SPROTT INC. (THE “COMPANY”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER IF AVAILABLE AND IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if, the Sprott Shares are sold in compliance with the requirements of Rule 904 of Regulation S under the Securities Act and in compliance with applicable local laws and regulations, the legend may be removed by providing a declaration to Buyer Parent and its transfer agent, in the form attached as Annex B to Schedule I to this Exhibit D (or as Buyer Parent or it transfer agent may prescribe from time to time); and provided further, if any of the Sprott Shares are being sold pursuant to Rule 144 under the Securities Act, if available, the legend may be removed by delivering to Buyer Parent and its transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to Buyer Parent and its transfer agent, to the effect that the legend is no longer required under applicable requirements of the Securities Act.

Notwithstanding the foregoing, the transfer agent for Buyer Parent may impose additional requirements for the removal of legends from securities sold in compliance with Rule 904 of Regulation S under the Securities Act in the future.

(c)	The Seller consents to Buyer Parent making a notation on its records or giving instructions to its transfer agent in order to implement the restrictions on transfer set forth and described herein.

(d)	If required by applicable Securities Laws, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Seller will execute, deliver, file and otherwise assist the Buyer Parent in filing reports, questionnaires, undertakings and other documents with respect to the ownership and transfer of the Sprott Shares.

Schedule I to Exhibit D

United States Accredited
Investor Representation Letter

This Representation Letter is being delivered in connection with the purchase of common shares (the “Shares”) of Sprott Inc. (the “Company”) by the undersigned (the “Purchaser”). The Purchaser represents, warrants and covenants that:

(a)	The Purchaser understands and acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States, and that the offer and sale of Shares to it are being made in reliance upon an exemption from registration under the Securities Act, and similar exemptions under applicable state securities laws.

(b)	The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and has executed and delivered to the Company Annex A to this letter and is acquiring the Shares for its own account and not on behalf of any other person and not with a view to any resale, distribution or other disposition of the Shares in violation of United States federal or state securities laws.

(c)	The Purchaser understands and acknowledges that the Shares will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and agrees that if it decides to offer, sell, pledge or otherwise transfer any of the Shares, it will not offer, sell, pledge or otherwise transfer any of such securities, directly or indirectly, unless the transfer is:

(i)	to the Company;

(ii)	made outside the United States in accordance with Rule 904 of Regulation S under the Securities Act and in compliance with applicable local laws and regulations;

(iii)	made in compliance with the exemption from registration under the Securities Act provided by Rule 144 under the Securities Act, if available, and the holder of the Shares has furnished to the Company and its transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and its transfer agent to such effect; or

(iv)	in another transaction that does not require registration under the Securities Act, and the holder of the Shares has furnished to the Company and its transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and its transfer agent to such effect;

and in each case in compliance with any applicable state securities laws in the United States;

(d)	Upon the original issuance of the Shares and until such time as is no longer required under applicable requirements of the Securities Act or applicable state securities laws, all certificates or electronic records representing the Shares, and all certificates or electronic records issued in exchange therefor or in substitution thereof, shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO SPROTT INC. (THE “COMPANY”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER IF AVAILABLE AND IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if, the Shares are sold in compliance with the requirements of Rule 904 of Regulation S under the Securities Act and in compliance with applicable local laws and regulations, the legend may be removed by providing a declaration to the Company and its transfer agent, in the form attached as Annex B to this letter (or as the Company or its transfer agent may prescribe from time to time); and provided further, if any of the Shares are being sold pursuant to Rule 144 under the Securities Act, if available, the legend may be removed by delivering to the Company and its transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and its transfer agent, to the effect that the legend is no longer required under applicable requirements of the Securities Act.

Notwithstanding the foregoing, the transfer agent for the Company may impose additional requirements for the removal of legends from securities sold in compliance with Rule 904 of Regulation S under the Securities Act in the future;

(e)	The Purchaser consents to the Company making a notation on its records or giving instructions to its transfer agent in order to implement the restrictions on transfer set forth and described herein;

(f)	If required by applicable securities laws, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Purchaser will execute, deliver, file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the ownership or transfer of the Shares;

DATED at __________________________ this ___ day of _______________, 2019.

Name of Entity

Type of Entity

Signature of Person Signing

Print or Type Name and Title of Person Signing

Annex A

To United States Accredited Investor Representation Letter

In connection with the purchase of the common shares (the “Shares”) of Sprott Inc. (the “Company”) by the undersigned, the undersigned hereby represents and warrants to the Company and to the seller of such Shares that the undersigned satisfies one or more of the following accredited investor categories, within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act’) (please check the category or categories that apply):

______ Category 1.	A bank, as defined in Section 3(a)(2) of the Securities Act, whether acting in its individual or fiduciary capacity; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended; an insurance company as defined in Section 2(a)(13) of the Securities Act; an investment company registered under the United States Investment Company Act of 1940, as amended; a business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940, as amended; a small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958, as amended; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act); or

______ Category 2.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended; or

______ Category 3.	An organization described in Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended, a corporation, a Massachusetts or similar business trust, a limited liability company or a partnership, not formed for the specific purpose of acquiring the Shares offered, with total assets in excess of U.S.$5,000,000; or

______ Category 4.	A director or executive officer of the Company; or

______ Category 5.	A natural person** with individual “net worth”, or joint “net worth” with his or her spouse, at the time of purchase in excess of US$1,000,000;

Note: For purposes of calculating “net worth” under this paragraph:

(i)          The person’s primary residence shall not be included as an asset;

(ii)         Indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of the Shares exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(iii)        Indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Shares shall be included as a liability; or

______ Category 6.	A natural person** who had an individual income in excess of US$200,000 in each of the last two years or joint income with his or her spouse in excess of US$300,000 in each of those years, and who reasonably expects to reach the same income level in the current year; or

______ Category 7.	A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

______ Category 8.	An entity in which all of the equity owners are Accredited Investors.***

** IF THE PURCHASER IS AN INDIVIDUAL WHO HAS INITIALED BESIDE CATEGORIES 5 OR 6, THE PURCHASER WILL BE ASKED TO PROVIDE ADDITIONAL DOCUMENTATION TO CONFIRM THE PURCHASER’S NET WORTH AND/OR INCOME.

*** IF THE PURCHASER IS AN ENTITY THAT HAS INITIALED BESIDE CATEGORY 8, THE PURCHASER WILL BE ASKED TO PROVIDE ADDITIONAL DOCUMENTATION TO CONFIRM THAT EACH EQUITY OWNER OF THE ENTITY IS AN ACCREDITED INVESTOR.

Dated:	____________________	Signed:

Print the Name of Purchaser

Print Name and Title of Authorized Signing Officer

Annex B

To United States Accredited Investor Representation Letter

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Sprott Inc. (the “Company”) and its transfer agent

The undersigned (A) acknowledges that the sale of _______________________ common shares of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the Securities Act, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or another “designated offshore securities market” (as defined in Rule 902 of Regulation S under the Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of washing-off the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the Securities Act, is part of a plan or scheme to evade the registration provisions of the Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the Securities Act.

Dated:______________________________________

Authorized Signatory

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory (please print)

Affirmation By Seller’s Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the “Seller”) dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the Securities Act.

Name of Firm

By:
Authorized officer

Date: ______________________

Exhibit E

Assumed Contracts

None

E-1

Exhibit F

Seller Knowledge Persons

1.	Robert Kleinschmidt

F-1

Exhibit G

Buyer Knowledge Persons

With respect to Buyer:

1.	Whitney George

2.	John Ciampaglia

With respect to Buyer Parent:

1.	Whitney George

2.	Peter Grosskopf

G-1

Exhibit H

Sample “Net Fee Revenue” Calculation

H-1